Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BOXABL INC.
5345 E. N. Belt Road
North Las Vegas, NV 89115
https://www.startengine.com/boxabl

Up to $4,961,703.32 in Series A-2 Preferred Stock at $0.80
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BOXABL INC.
Address: 5345 E. N. Belt Road, North Las Vegas, NV 89115
State of Incorporation: NV
Date Incorporated: December 02, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 12,500 shares of Series A-2 Preferred Stock
Offering Maximum: $4,961,703.32 | 6,202,129 shares of Series A-2 Preferred Stock
Type of Security Offered: Series A-2 Preferred Stock
Purchase Price of Security Offered: $0.80
Minimum Investment Amount (per investor): $1,000.00

The Company and its Business

Company Overview

Overview

Boxabl Inc. ("Boxabl" or the "Company") is on a mission to bring building construction in line with modern manufacturing processes, creating a superior residential and commercial building that could be completed in half the time for half the cost of traditional construction.

The core product that we offer is the "Building Box", which consists of room modules that ship to site at a low cost and are stacked and connected to build most any shape and style of finished buildings. We are currently evaluating market demand, but anticipate that available dimensions will be 20x20 ft., 20x30 ft., 20x40 ft., and 20x60 ft. Our first product available for sale is our Casita Box, an accessory dwelling unit featuring a full-size kitchen, bathroom, and living area.

We believe there is significant market interest in our product based on receiving reservations of interest from over 38,000 customers through our Room Module Order Agreement, some of whom have placed small deposits to formalize their pre-order of the Casita when production begins. We have also begun delivering on an order received from ADS, Inc. for 156 Casitas. In order to meet our understanding of the potential demand, we are undertaking this capital raise to secure raw materials ahead of need, to fund additional buildout of our initial factory, and to accelerate production.

Boxabl was first organized as a limited liability company in Nevada on December 2, 2017, and reorganized as a Nevada corporation on June 16, 2020. Our core technology was invented by our Chief Executive Officer, Paolo Tiramani, business development director, Galiano Tiramani, and our lead engineer, Kyle Denman. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property. Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl.

Our Mission and Innovation

Over the past several hundred years, little has changed in the construction industry. Most buildings are built by hand, one at a time. Modern construction has not yet adopted advantages of the assembly line, robotics, or economies of scale. Even in housing developments with substantially similar homes, while components may be purchased in bulk, the work still involves construction by hand, one at a time. To compound this problem, labor shortages are rising, and new entries to this workforce are slowing. These factors are all contributing to significant backlog of housing demand and price increases that are putting affordable housing out of the reach of common Americans.

One of the prime drivers of the limitations on construction is the ability to ship finished product to a job site. At Boxabl, we realized that innovation in modular construction would not be possible without innovation in shipping. Through our license agreement with our affiliate Build IP, LLC, Boxabl's patented shipping technology allows us to serve large geographic areas from one Boxabl factory. With this shipping technology, we believe that the location of our flagship factory in North Las Vegas, Nevada will be able to produce products that can be delivered to anywhere in the US, and even international markets.

Our innovations in shipping are only possible because of our unique methods for constructing our building modules. Our "Building Box" system and Box design were created specifically to maximize repeatability in manufacturing. In addition, our reimagined manufacturing process is simplified and efficient. This is achieved in part, by reducing the individual components in the build by approximately 80% compared to traditional building, which requires stacks of lumber and thousands of nails. Significantly fewer components results in significantly less labor costs during manufacturing.

We believe the resulting product boasts many benefits over traditional construction for the end user. Not only does the Boxabl solution reduce building costs and build time compared to traditional home building, but we simultaneously improve upon other metrics that can be used to evaluate building solutions, such as installation speed, fire resistance, energy ratings, mold resistance, environmental impact, wind ratings, flood resistance, pest resistance, impact resistance and much more.

Litigation

On November 19, 2021, a former employee filed a complaint against the company and its executive officers and directors in the Eighth Judicial District Court of Clark County, Nevada, claiming breach of contract and wrongful termination. The company denies the merit of the allegations.

We know of no other existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Intellectual Property License

Boxabl entered into the exclusive license with Build IP, LLC on June 16, 2020, and amended it in November 2021. Build IP, LLC is controlled by Boxabl's founder and CEO, Paolo Tiramani. The license will continue in perpetuity unless terminated by written agreement of Boxabl and Build IP, LLC, or by reason of default for (1) failure to pay, (2) failure to perform any material obligations under the license, or (3) insolvency of either party. Pursuant to the license agreement, Boxabl will pay a license fee of 1% of the net selling price generated from the sale of its Boxes to Build IP, LLC. Boxabl has the right to sublicense any of the rights and obligations under the exclusive license, which will facilitate our anticipated factory franchise business model.

Competitors and Industry

Market Opportunity

Stick framing, invented over 100 years ago, is still the most popular residential building method. Stick framing means laborers build homes one at a time, by hand, using simple tools. A slow, expensive and labor-intensive process that has failed to adapt to modern manufacturing processes.

No mass production, no robotics, no economies of scale, no assembly line, and costs that are dependent on the availability of construction labor, which has experienced shortages in recent years. According to the Associated General Contractors of America, 81% of construction firms have reported difficulty in filling salaried and hourly craft positions.

Despite the labor issues, the construction market is still active. According to the US Census Bureau, privately owned housing starts in January 2021 were a seasonally adjusted annual rate of 1,580,000, which represents a 6.0% reduction from the estimated housing starts in December 2020 of 1,680,000, and 2.3% below the January 2020 rate of 1,617,000. We anticipate the economic turmoil resulting from COVID-19 may result in some decreases in housing construction, that may be abating. For instance, the US Census Bureau reported 1,881,000 seasonally adjusted building permits in January 2021, which is 10.4% above the December 2020 estimate of 1,704,000, and 22.5 above the January 2020 rate of 1,536,000.

Changes in zoning laws designed to increase housing density and solve housing affordability are allowing people around the country, and especially in California, to build accessory dwelling units ("ADUs") for use and rent. In the city of Los Angeles alone, almost 5000 ADU permits were issued last year. This is a burgeoning market for which the Boxabl product is well positioned.

While we believe ADUs are an easy way to enter the market, Boxabl is not limited to small residential units. The Boxabl product can be used in a wide range of building types — residential, commercial, high rise, multi family, apartment, disaster relief, military, labor housing and more.

Competition

Our competition can be broken into the following categories:

● Stick built: Traditional home building method, accounts for the majority of the market. Raw materials are brought to site and built by hand into finished buildings. This market is made up of many small builders. We think this group represents our likely customer base, as we provide them with a better solution.

● Manufactured: Manufactured homes are standardized homes built in a factory and shipped to site. These homes are generally built to a lower standard called the nation HUD code and attempt to come in at the lowest cost possible. The defining factor with this product is that they are generally deemed personal property and not real property. Only a few large companies dominate this category.

● Modular: Modular homes are factory-built homes required to be built to the same or higher building code standards of stick-built homes. These homes are generally more customizable than a manufactured home.

● Panelized systems: Wall panels with different levels of finish are built in a factory and then assembled onsite, usually by those doing stick-built construction.

In addition, there are a few new and notable housing startups trying to address the problems in the housing markets. We see startups such as Blockable, Katerra, Factory OS, and Rad Urban, as direct competitors, but will also benefit from their efforts to make innovative design and construction the new norm in homebuilding.

Current Stage and Roadmap

Our Products

The Boxabl Solution

The Boxabl product represents a new take on modular construction. A factory finished room module system that can be quickly stacked and arranged on site, and that provides the majority of the building envelope and functions. This allows builders to dramatically reduce build time and costs while increasing quality and features.

The Boxabl product is a large, almost 20 ft. in length room that folds down to 8.5 ft. wide for shipping, and still has sufficient space for factory installed kitchens, bathrooms and more. Each unit is a separate Box. Our Boxes take the heavy lifting of a building's construction out of the field and moves it into the factory, where it belongs.

Once the Boxes arrive at the jobsite, Boxes are assembled together in a plug-and-play manner by builders who have been trained and certified by Boxabl to create a finished home of almost any size and style. A typical Box can be assembled in one day. Speed, quality, features and price of the Boxabl product are superior to traditional building methods.

Shipping Solution

The first step in factory manufacturing of large buildings is creating a feasible shipping solution. Our goal was to ship without the need for oversized loads. Oversized loads have extra permitting, follow cars, police escorts, restricted routes and other problems that increase cost dramatically. Our design achieves the largest possible room that is able to fit into standard shipping dimensions, meeting highway, sea and rail transportation requirements.

Smart Manufacturing

Boxabl Boxes are not built like traditional homes, they have been engineered with mass production in mind. This redesign includes a significant reduction in the number of components involved in the manufacturing process. Boxabl Boxes will be built with a laminated panel technology instead of a standard stick frame construction. This means each wall panel that Boxabl manufactures only consists of a few individual components. A comparable traditional wall has thousands of individual components and requires 3+ separate skilled trades to complete (e.g., framing, sheetrock, exterior finish, etc.). Many raw materials in the Boxabl will be processed by off-the-shelf computer numerical control (CNC) equipment. The use of CNC equipment will give us a degree of automation right away, which we intend to expand to allow for the manufacturing process to be more fully automated.

The System

Efficient factory environments thrive on repeatability. We can achieve the lowest cost by building the same product over and over, leaving it to the final assembly to create unique structures. The Boxabl factory can build our Boxes in different sizes, with different floorplans, the builder can stack, arrange and dress the boxes however they desire for a custom building.

Building Materials

Historically, wood has been used for building construction because it is convenient and available. Wood burns, rots, molds, degrades, and generally has many characteristics that you wouldn't want in a permanent building structure. Further, due to warping, its dimensions are usually not accurate enough to make it compatible with precision robotics. Our wall design doesn't use standard lumber framing, instead we use a laminated panel technology that includes steel skin, expanded polystyrene (EPS) foam, and concrete board. We are able to sources these materials from multiple vendors, and are not reliant on any particular vendor. Unlike wood construction, our panels are less likely to burn, rot, mold, attract bugs or degrade. They are also compatible with automation, computer numerical control (CNC), and the factory environment.

Our Customers

In 2019, Boxabl delivered the first prototype at the Builders Show in Las Vegas and received an overwhelming response. Builders were ecstatic to see the development of a solution to many issues they struggle with. We received the equivalent of 6,000,000+ sq. ft. of "reservations" from hundreds of professional builders. These reservations were simply an indication of interest and we did not take any deposits; they are not a guarantee of future revenues.

After the show, we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU, we built three more units for the show. In January 2020, we debuted the "Casita" at the Builders Show and again received a high level of interest from potential customers. Rather than just making available "reservations", we began taking deposits for position on our waitlist. As of December 30, 2021, we have received over 4,000 deposits from potential customers of $100, 200, or $1,200 for over 4,400 Casitas, and in total, we have received interest from more than 70,000 additional potential customers wishing to reserve their place in line for when production of the Casita begins. As of December 30, 2021, we have not delivered any Casitas to persons on the waitlist. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits for the 4,700 Casitas will result in actual orders, demonstrating the potential for generating revenue immediately following our planned production facility being fully operational.

Further, if each of the 70,000 potential customers, who have all agreed to our Room Module Order Agreement (included as Exhibit 6.5), purchases a single Casita, that extrapolates to potential revenue of more than $1 billion. While it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

We have delivered one Casita to a customer in Texas as part of a demonstration project, but no revenues were recorded for that order and delivery.

Future Strategy

Boxabl intends to create a factory franchise business model. After our flagship factory in Las Vegas is scaled up, we want to expand internationally by setting up franchisees to build their own factories. We will use this first production style factory to identify procedures, data, costs, raw materials, equipment, labor numbers and more to build a blueprint for future factories.

We believe a franchise model would let us rapidly scale worldwide. Under this scenario, Boxabl becomes a logistics company with franchisees constructing factories around the world. We would supply franchisee with raw materials, custom equipment, branding, proprietary components, quality control, and other services. As of August 2022, we have received interest from over 440 parties that would like to partner with us as franchisees from 17 states and 25 countries. About 260 of these inquirers indicated they have at least $5 million to spend on startup of these factories. To date, we have not requested any payment from any of these parties as we feel it is premature. We do not yet have controls or procedures for evaluating potential franchisees, and will develop these procedures after evaluating the operations of our starter factory.

The Team

Officers and Directors

Name: Paolo Tiramani

Paolo Tiramani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Chief Executive Officer, Director
  Dates of Service: December, 2017 - Present
  Responsibilities: Oversee operations of the Company. Mr. Tiramani currently receives salary compensation of $396,000 per year for this role.

Name: Hamid Firooznia

Hamid Firooznia's current primary role is with Firooznia & Mekul Certified Public Accountants, P.C.. Hamid Firooznia currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December, 2017 - Present
  Responsibilities: Advisor and Member of the Board of Directors.

Other business experience in the past three years:

- **Employer:** Firooznia & Mekul Certified Public Accountants, P.C.
  Title: CPA
  Dates of Service: March, 1984 - Present
  Responsibilities: Provides support with taxes and financial statements.

Name: Galiano Tiramani

Galiano Tiramani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Business Development and Director
  Dates of Service: December, 2017 - Present
  Responsibilities: Oversees Business Development. Mr. Tiramani currently receives salary compensation of $395,999.98 for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series A-2 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Boxabl was formed on December 2, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boxabl has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Boxabl's product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The technology is owned by Build IP LLC, a Nevada limited liability company specially formed as a holding company for the intellectual property. Build IP LLC is controlled by Paolo Tiramani, and has provided an exclusive license to Boxabl. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future.
The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have only recently begun to record revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in this and other securities offerings to cover these additional costs until we are able to generate significant revenue.

If we cannot raise sufficient funds, we will not succeed.
We are offering shares of our Non-Voting Series A-2 Preferred Stock to raise up to approximately $3,625,572. Even if the maximum amount is raised, we are likely to need additional funds in the future in order to continue to grow, and if we cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, the company may not survive. If we raise a substantially lesser amount than our aggregate goal of proceeds to the company, we will have to find other sources of funding.

The company has realized significant operating losses to date and expects to incur losses in the future.
The company has operated at a loss since inception, and these losses are likely to continue. Boxabl's net loss for 2020, as reflected in its audited financial statements, was $1,162,792, and its net loss for 2019 was $707,547. As we increased activity in 2021, our net loss for the six-month period ended June 30, 2021 increased to $2,110,815. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company's auditor has prepared its audit report on the basis of the company continuing to operate as a going concern.
The company's auditor has issued a "going concern" opinion on the company's financial statements. The company incurred a net loss of $1,162,792 for year ended December 31, 2020, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern.

Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani.
Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results
We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring additional facilities space, and skilled labor. To date, we have limited experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.

Decreased demand in the housing industry would adversely affect our business.
Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.

If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.
As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to

selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.

We depend upon our patents and trademarks licensed from a related party. Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity.

Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.

We have recently outfitted our initial manufacturing facility to begin production as the scale necessary to make the business viable.

A portion of the proceeds from this offering will be used to further outfit our initial manufacturing space in the Las Vegas area for our Boxes and to refine the manufacturing process. Our business relies on being able to produce our Boxes at scale, which can only be done once we refined our manufacturing process for specialization of functions. If we are not able to refine our processes to achieve production at scale, our financial results may be negatively impacted.

Volatility in commodity prices and product shortages may adversely affect our gross margins.

Volatility in commodity prices and product shortages may adversely affect our gross margins. Our Boxes contain commodity-priced materials. Commodity prices and supply levels affect our costs. For example, steel is a key material in our Casita. The price of steel will vary based on the level of supply in the market, and demand from other users. Any shortages could adversely affect our ability to produce our Boxes and significantly raise our cost of their production. Further, our ability to pass on such increases in costs in a timely manner depends on market conditions, and the inability to pass along cost increases could result in lower gross margins.

We require additional capital in order to produce Casitas that have already been ordered from the company

In December 2020, we received two purchase orders to deliver 156 Casitas, with the first Casita due on October 18, 2021, and the final one due the week of April 11, 2022. This delivery schedule has been revised by agreement between us and the purchaser to reflect delays in raw materials impacting global supply chains. In order to meet that delivery deadline we will be required to further outfit our manufacturing facility and refine our production processes. If we are unable to meet the delivery deadline, we may be required to repay amounts already paid under the purchase order, and the company's reputation may be harmed.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct

homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed.
We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business.
In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business.
The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations
We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to

access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business.

Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

The company has broad discretion in the use of proceeds in this Offering

The company has broad discretion on how to allocate the proceeds received as a result of this Offering and may use the proceeds in ways that differ from the proposed uses discussed in this offering document. If the company fails to spend the proceeds effectively, its business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

Any valuation at this stage is difficult to assess.

The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this offering document. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate.

We include projected timelines in our “Plan of Operations” and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company.

The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Investors will be immediately diluted following the conversion of outstanding convertible notes.

During 2021, we have sold convertible promissory notes to investors pursuant to Rule 506(c) of Regulation D. These notes convert at a discount into the shares of the company's Series A-1 Preferred Stock. As a result of the conversion of these notes following the closing of any sales in this offering, the equity position of investors will be immediately diluted.

We may have offered securities in violation of the Securities Act of 1933, which could give certain purchasers of our shares the right to seek refunds

On September 19, 2021, an article was published by the Las Vegas Review Journal featuring an interview with the company's CEO, Paolo Tiramani. The article includes a discussion of the fundraising efforts of the company, and does not include the legends required by Rule 255(b) under Regulation A under the Securities Act of 1933. The article is included as an exhibit to the offering statement of which this offering document forms a part. While we believe the article is not an offering of securities, it is possible that another party may consider the article to be an offer, and raise a claim that the company violated Section 5 of the Securities Act of 1933 related to sales of securities in this offering. Liability for violations of Section 5 of the Securities Act is determined under Section 12(a)(1) of the Securities Act, which provides that any person who violates Section 5 is liable to any purchaser, who may recover the consideration paid, with interest. Section 13 of the Securities Act limits the time period for recovery under such violation as one year after the violation upon which it is based, which would be September 19, 2022—one year from the publishing of the article.

By executing the subscription agreement in this offering, investors will join as Stockholders under our Stockholders Agreement.

The company has established a Stockholders Agreement between itself, Paolo Tiramani, Galiano Tiramani, and each new stockholder to the company. The agreement provides for among, other items, control of the directorships of the company by Paolo Tiramani and Galiano Tiramani, and restrictions on transfer of the securities in this offering. As such, this agreement places contractual restrictions on the ability of investors to exercise rights traditionally associated with equity ownership in a company. For instance, an investor would not be able to resell or otherwise dispose of their shares in the company without complying with Article III of the Stockholders Agreement, which establishes certain permitted transfers, and transfers that must be approved by the company's Board of Directors. Investors should carefully review the terms of the Stockholders Agreement, which is included as an exhibit to this offering statement, of which this offering document is part and be certain they are willing to accept the contractual terms of the Stockholders Agreement limiting their ability to exercise full control of their shares. In addition to the forum selection provisions and jury trial waiver described below, for further emphasis the company is highlighting the following risks associated with the Stockholders Agreement: The Stockholders Agreement places limitations on the transferability of our securities. Pursuant to Article III of the Stockholders Agreement, investors will not be allowed to transfer shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. Investors should note that these restrictions on transferability are in addition to any restrictions provided by statute or regulation. This means that investors will not be able to dispose of their shares on their own volition without satisfying the requirements of the Stockholders Agreement. The Stockholders Agreement ensures that the company will be controlled by Paolo Tiramani and Galiano Tiramani while the agreement is in place. Under the Stockholders Agreement, each of Paolo Tiramani and Galiano Tiramani have the sole right to appoint one director, as well as jointly appoint a third director. No other stockholder currently has any right to appoint directors to the company's board of directors. This means that investors will have no control over the management of the company, or policy setting role of the board of directors. Instead, investors must rely on the efforts of Paolo Tiramani and Galiano Tiramani. Investors who are married will be required to deliver a spousal consent to the Stockholders Agreement. The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company. This means that investors whose shares are transferred by reason of dissolution of marriage or death of the investor may be in breach of the Stockholders Agreement if no spousal consent was provided to the company.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or Stockholders Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the subscription agreement and Stockholders Agreement, both of which include a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to these agreements. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the subscription agreement or Stockholders Agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under one of these agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement or Stockholders Agreement with a jury trial. No condition, stipulation or provision of the subscription agreement or Stockholders Agreement serves as a waiver by any holder of our shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Our Articles of Incorporation, Stockholders Agreement, and subscription agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. Articles of Incorporation

Our Articles of Incorporation includes a forum selection provision that requires any claims against us by stockholders involving, with limited exceptions: ·brought in the name or right of the Corporation or on its behalf; ·asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company's stockholders; ·arising or asserting a claim arising pursuant to any provision of Chapters 78 or 92A of the Nevada Revised Statutes or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; ·to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws; or ·asserting a claim governed by the internal affairs doctrine. Any of the above actions are required to be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Note, this provision does not apply to any suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction.

Our Articles of Incorporation, Stockholders Agreement, and subscription agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. Stockholders Agreement

Our Stockholders Agreement includes a forum selection provision that requires any suit, action, or proceeding based in contract or tort arising from the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Juridical District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Our Articles of Incorporation, Stockholders Agreement, and subscription agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against our company. Subscription Agreement

Our subscription agreement for each manner of investing and class of security includes a forum selection provision that requires any suit, action, or proceeding arising from the subscription agreement be brought in a state of federal court of competent jurisdiction located within the State of Nevada. This forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Paolo Tiramani	2,220,000,000	Common Stock	74.0%
Galiano Tiramani	773,750,000	Common Stock	26.0%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,202,129 of Series A-2 Preferred Stock.

Common Stock

The amount of security authorized is 6,600,000,000 with a total of 3,000,000,000 outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors.

Material Rights

*The total number of shares outstanding on a fully diluted basis, 4,199,084,525 shares, includes 3,000,000,000 shares of Common Stock, 187,794,550 shares of Series A Preferred Stock, 853,394,375 shares of Series A-1 Preferred Stock, 7,895,600 of Series A-2 Preferred Stock, and 150,000,000 of stock options.**

Right to Receive Liquidation Distributions

Subject to any rights of the holders of the Non-Voting Preferred Stock, in any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Stockholders Agreement

All holders of the company's Common Stock and Series A-2, A-1 and Series A Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the company by Paolo Tiramani and Galiano Tiramani. The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the company for the company to undertake specified actions.

Restriction on Transfer

Holders of the Common Stock and Series A-2, A-1 and Series A Preferred Stock are restricted from transferring their shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. The purpose of this provision is to grant a measure of control to the Board of Director to ensure that any transfer does not result in ownership interests by competitors of the company, or would create significant burdens or obligations for the company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the company. However, an investor in this offering would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the company for any action that may be considered a breach of the

Stockholders Agreement.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an IPO pursuant to an effective registration statement; (2) a merger or business combination resulting in the company being traded on a national securities exchange; (3) the date that there are no holders of the company's equity securities; (4) dissolution or winding up of the company; or (5) by unanimous agreement of the stockholders of the company.

Forum Selection Provision

The Stockholders Agreement requires that any suit or action based on contract or tort, or otherwise to enforce any provision of the Stockholders Agreement be brought in the Eighth Judicial District Court of Clark County, Nevada. If the Eighth Judicial District Court of Clark County does not have jurisdiction, then the matter may be adjudicated in another state district court in the State of Nevada, or in federal court located within the State of Nevada. Although we believe the provision benefits us by providing increased consistency in the application of Nevada law in the types of lawsuits that may be brought to enforce contractual rights and obligations under the Stockholders Agreement and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not be used to bring actions in state courts for suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Stockholders Agreement also provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Stockholders Agreement, including any claim under federal securities laws. By investing in this offering, the investor knowingly and voluntarily waives his or her jury trial rights. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Spousal Consent

The company requires that a married investor provide a spousal consent to the Stockholders Agreement. A spousal consent is important to the company because in the event of dissolution of a marriage, or death of the investor with the spouse inheriting the securities in this offering, the spouse taking possession of the shares will be bound by the terms of the Stockholders Agreement, providing certainty to the company for the enforcement of the agreement. The company requires that the spousal consent be provided to the company within 15 days of confirmation of an investment in the company. While, non-receipt of a spousal consent when necessary may result in equitable remedies pursuant to the Stockholders Agreement, it is not a condition of the investment or being a stockholder of the company.

Please see the Company's Amended And Restated Stockholder Agreement attached as Exhibit F.

** The number of fully diluted outstanding shares utilized in the pre-money valuation is as of April 2022. The total number of shares outstanding may change once the shares sold in the Company's Reg A offering have been determined and finalized.*

Series A Preferred Stock

The amount of security authorized is 250,000,000 with a total of 187,794,550 outstanding.

Voting Rights

Holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Material Rights

*The total number of shares outstanding on a fully diluted basis, 4,199,084,525 shares, includes 3,000,000,000 shares of Common Stock, 187,794,550 shares of Series A Preferred Stock, 853,394,375 shares of Series A-1 Preferred Stock, 7,895,600 of Series A-2 Preferred Stock, and 150,000,000 shares of stock options.**

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the "Preferred Payment" following the 10-for-1 forward split).

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A-2, A-1 and Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company. By way of example, if in the event of liquidation the company were only to have distributable assets of $0.50 for every dollar invested by the preferred stock holders, each holder of Series A Preferred Stock would receive $0.0085 per share held, the Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A-2, A-1 and Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences

Holders of the company's Non-Voting Series A-2, A-1 and Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A-1 and Series A Preferred Stock.

Please see the Company's Amended And Restated Stockholder Agreement attached as Exhibit F.

** The number of fully diluted outstanding shares utilized in the pre-money valuation is as of April 2022. The total number of shares outstanding may change once the shares sold in the Company's Reg A offering have been determined and finalized.*

Series A-1 Preferred Stock

The amount of security authorized is 1,100,000,000 with a total of 853,394,375 outstanding.

Voting Rights

Holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Material Rights

The total number of shares outstanding on a fully diluted basis, 4,199,084,525 shares, includes 3,000,000,000 shares of Common Stock, 187,794,550 shares of Series A Preferred Stock, 853,394,375 shares of Series A-1 Preferred Stock, 7,895,600 of Series

*A-2 Preferred Stock, and 150,000,000 of stock options.**

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the "Preferred Payment" following the 10-for-1 forward split). This Preferred Payment represents a bonus those holders, as they paid the equivalent of $0.014 per share and are eligible for a Preferred Payment of $0.017 per share. The Preferred Payment for the Series A-1 Preferred Stock is $0.079 per share. The Preferred Payment for the Series A-2 Preferred Stock is $0.80 per share, which is equal to the per share price in this offering. Investors who received their shares of Series A-1 Preferred Stock in the company's offering under Regulation Crowdfunding at $0.071 per share will have the same Preferred Payment of $0.079 per share, representing a bonus to those holders as well.If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A-2, A-1 and Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company. By way of example, if in the event of liquidation the company were only to have distributable assets of $0.50 for every dollar invested by the preferred stock holders, each holder of Series A Preferred Stock would receive $0.0085 per share held, the Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A-2, A-1 and Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences

Holders of the company's Non-Voting Series A-2, A-1 and Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A-1 and Series A Preferred Stock.

Please see the Company's Amended And Restated Stockholder Agreement attached as Exhibit F.

** The number of fully diluted outstanding shares utilized in the pre-money valuation is as of April 2022. The total number of shares outstanding may change once the shares sold in the Company's Reg A offering have been determined and finalized.*

Series A-2 Preferred Stock

The amount of security authorized is 115,000,000 with a total of 7,895,600 outstanding.

Voting Rights

Holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock will have no voting rights on matters put to the stockholders for a vote.

Material Rights

*The total number of shares outstanding on a fully diluted basis, 4,199,084,525 shares, includes 3,000,000,000 shares of Common Stock, 187,794,550 shares of Series A Preferred Stock, 853,394,375 shares of Series A-1 Preferred Stock, 7,895,600 of Series A-2 Preferred Stock, and 150,000,000 of stock options.**

Each investor ("Stockholder") who acquires shares of the Company and becomes a party to the attached Amended and Restated Stockholder Agreement ("Stockholder Agreement" or "Agreement")

General Restriction on Transfer

Except as permitted otherwise, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares.

Prior notice shall be given to the Company by a Stockholder of any proposed Transfer of Shares, including a Transfer to a Permitted Transferee. Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares, except as permitted otherwise.

Right of First Refusal

If at any time a Non-Initial Stockholder receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Shares (the “Offered Shares”) owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares , then the Offering Stockholder must first make an offering of the Offered Shares to the Company and then to the Initial Stockholders in accordance with the provisions in the Stockholder Agreement.

Drag-Along

If one or more Stockholders (intend to sell, in one transaction or a series of transactions, Shares to a Third Party Purchaser, that constitute in the aggregate more than 50% of the Company’s total outstanding Shares, and it is a condition of the Third Party Purchaser for the completion of such sale that such Third Party Purchaser purchase all of the Company’s issued and outstanding Shares, then the Selling Stockholder(s) shall have the right (the “Drag-Along Right”) to require each other Stockholder to sell all, but not less than all of its Shares to the Third Party Purchaser on the same terms and conditions, mutatis mutandis, as are applicable to the sale by the Selling Stockholder(s) of all of its/their Shares to the Third Party Purchaser.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company, after payment to all creditors of the company, the remaining assets of the company available for distribution to its stockholders will be distributed first among the holders of Non-Voting Series A-2, A-1 and Series A Preferred Stock together, and then to the holders of Common Stock. The Non-Voting Series A Preferred Stock issued in our concurrent offerings under Regulation Crowdfunding and Regulation D include a preferred liquidation preference in an amount equal to $0.017 per share held (the "Preferred Payment" following the 10-for-1 forward split).

If there are insufficient assets for the Preferred Payment, then the holders of the Non-Voting Series A-2, A-1 and Series A Preferred Stock will receive their pro rata share of available assets upon liquidation of the company. By way of example, if in the event of liquidation the company were only to have distributable assets of $0.50 for every dollar invested by the preferred stockholders, each holder of Series A Preferred Stock would receive $0.0085 per share held, the Series A-1 Preferred Stock holders would receive $0.0395 per share held, the Series A-2 Preferred Stock holders would receive $0.40 per share held, and the holders of Common Stock would receive nothing.

Conversion Rights

Upon the occurrence of firm underwriting registered offering (an "IPO"), the Non-Voting Series A-2, A-1 and Series A Preferred Stock will automatically convert into voting Common Stock of the company.

Rights and Preferences

Holders of the company's Non-Voting Series A-2, A-1 and Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Non-Voting Series A-1 and Series A Preferred Stock.

Please see the Company's Amended And Restated Stockholders Agreement attached as Exhibit F for the securities' other material rights.

** The number of fully diluted outstanding shares utilized in the pre-money valuation is as of April 2022. The total number of shares outstanding may change once the shares sold in the Company's Reg A offering have been determined and finalized.*

What it means to be a minority holder

As a minority holder of Series A-2 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,070,000.00
  Number of Securities Sold: 7,657,141
  Use of proceeds: Factory
  Date: October 10, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,102,224.76
  Number of Securities Sold: 7,806,609
  Use of proceeds: Factory
  Date: October 10, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $532,250.00
  Number of Securities Sold: 3,130,882
  Use of proceeds: Factory
  Date: January 01, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $988,827.69
  Use of proceeds: Factory
  Date: March 01, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,000,000.00
  Use of proceeds: Factory
  Date: April 01, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,962,663.00
  Number of Securities Sold: 6,757,608
  Use of proceeds: Factory
  Date: November 13, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $75,000,000.00
  Number of Securities Sold: 133,997,513
  Use of proceeds: UP TO 85,625,000 SHARES OF NON-VOTING SERIES A-2 PREFERRED STOCK AND UP TO 85,625,000 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A-2 PREFERRED STOCK MAY CONVERT AND UP TO 12,658,227 SHARES OF NON-VOTING SERIES A-1 PREFERRED STOCK AND UP TO 12,658,227 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A-1 PREFERRED STOCK MAY CONVERT AND UP TO

35,714,286 SHARES OF NON-VOTING SERIES A PREFERRED STOCK AND UP TO 35,714,286 SHARES OF COMMON STOCK INTO WHICH THE NON-VOTING SERIES A PREFERRED STOCK MAY CONVERT AND UP TO 6,250,000 SHARES OF COMMON STOCK SOLD BY A SELLING SECURITYHOLDER
Date: January 22, 2021
Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

We have only recently commenced sales of our principal products and our results to date reflect efforts to build our initial business. Our 2020 gross revenues were $1,955,795 compared with 2020 gross revenues of $90,000. In late 2021, we began delivering Boxes under the contracts with ADS, Inc., and future financial statements will reflect revenues from this contract, along with certain costs of goods sold like raw materials and assembly costs, shipping, and labor.

Included in the costs of goods sold will be a 1% royalty paid to Build IP LLC, a company controlled by our founder and CEO, Paolo Tiramani, under the terms of our exclusive license agreement to utilize the patented technology necessary to produce and deliver our Boxes.

Expenses

In 2021, we incurred $8,900,992 of operating expenses, compared to $1,162,792 in 2020 reflecting a significant increase in operating activity. Our main expense incurred in 2020 was general and administrative and was related to increased payroll costs resulting from our management beginning to be compensated for their services and attorney fees related to the company's offerings. That expense amounted to $677,313 or 58.3% of our total expenses for 2020. We anticipate that general and administrative expenses will continue to increase as we undertake activities to begin production of our Casita Boxes. These expenses are reflected in our interim financial statements, which show $2,157,986 in expenses for the first six months of 2021, compared to $326,665 for the same period in 2020. We also expect an increase in rent, shop supplies, equipment, utilities, raw materials and payroll expenses as we ramp up operations.

Net Loss

Based on the foregoing, we incurred a net loss of $13,584,157 in 2021, compared to a net loss of $1,162,792 in 2020.

Historical results and cash flows:

The company has operated at a loss since its inception, and these losses are likely to continue until we are able to begin manufacturing our product. The company's cash flow was from net proceeds from offerings. We plan to deliver about 210 homes at $59,267 per unit, which puts the projected sales at $12M with projected COGS and expenses at $22M.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2021, the company held $21,415,506 in cash.

During 2020, the holders of our Common Stock financed the company through a promissory note, for which the proceeds were used for operations and manufacturing three Casita prototypes. As of December 31, 2020, the loan amount was $563,911, plus accrued, and unpaid interest thereon and is due on demand. Beginning in July 2020, we undertook an offering of securities under Regulation Crowdfunding, which was also available to accredited investors pursuant to a concurrent offering under Rule 506(c) of Regulation D. The Regulation Crowdfunding offering closed in September 2020. Through these offerings, we received net proceeds of $989,749.99 on gross proceeds of approximately $1.07 million in our offering under Regulation Crowdfunding, and aggregate proceeds of $2,439,225 as of December 31, 2020, with an additional $265,250 received in 2021.

What was particularly exciting about the offering under Regulation Crowdfunding is how much interest we received. During the offering, we had received oversubscription interest from investors amounting to approximately $4 million. While we were restricted to only receiving gross proceeds of $1.07 million, it demonstrated to us there is great interest in the product, and interest from investors.

Beginning in November 2020, we commenced an offering of convertible notes pursuant to Rule 506(c) of Regulation D. We sought to raise up to $50,000,000 in that offering. The notes sold under that offering will convert into the Non-Voting Series A-

1 Preferred Stock of the company upon qualification of this offering under Regulation A. As of February 8, 2022, we have sold $31,390,208 worth of convertible notes, representing 538,676,828 shares of our Series A-1 Preferred Stock, with $5,108,070 received prior to June 30, 2021. On February 8, 2022, we received an additional $1,000,000 from the sale of these notes.

Additionally, on May 3, 2021, the company filed a Form C to undertake an additional offering under Regulation Crowdfunding to at-first raise an additional $3.93 million under that exemption following amendments to Regulation Crowdfunding that went effective on March 15, 2021. This offering was amended to raise up to $5 million after 12 months had passed from the close of the company's 2020 Regulation Crowdfunding offering. Our 2021 Regulation Crowdfunding offering was terminated on November 12, 2021, and resulted in gross proceed of approximately $4.8 million, with $3,267,114 received prior to June 30, 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not necessarily critical to our operations but will be to purchase additional equipment and build our second assembly line for manufacturing and eventually move to a larger facility that will provide the space necessary to increase our productivity by 500%.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of the company but will provide the necessary capital to expand production facilities and reduce the timeline to producing the necessary demand we have received from our customers and investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we can raise the minimum amount from offerings, the company will have the necessary capital to pay StartEngine for their fees, along with some equipment, overhead, and marketing. We will have enough capital to operate for additional time.

How long will you be able to operate the company if you raise your maximum funding goal?

If we can raise the maximum amount from this offering, the company will have enough capital to operate for approximately 18 months. To meet the demand for our product, we will need to expand our capacity to produce more units.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company presently has not considered additional options of having future offerings to meet the capital requirements to continue to grow and increase efficiency and lower production costs.

Indebtedness

- **Creditor:** Loan Payable to Officers
  Amount Owed: $563,911.00
  Interest Rate: 3.25%
  The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

- **Creditor:** PPP Loan
  Amount Owed: $49,166.00
  Interest Rate: 0.0%
  In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven in 2022.

Related Party Transactions

- **Name of Entity:** majority shareholder and CEO
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.
  Material Terms: The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty

payments of 1% are due on royalty-bearing sales. As of December 31, 2021, $19,558 has been recorded as royalty expense in the accompanying financial statements which is 1% of the sales. See Note 5 and 7 for additional related party transactions in the Audit.

Valuation

Pre-Money Valuation: $3,359,267,620.00

Valuation Details:

The Company determined its valuation based on an analysis of multiple factors, including its prior valuation; reservations, paid deposits, and purchase orders; projected sales and DCF analysis; market size, and potential disruptability of our product.

The Company had an implied valuation of $42M in its prior Reg CF and Reg D offerings. Our prior Reg CF raise was based on a plan to build a small factory that would produce 300 casitas per year. Since then, we have gained a lot of traction, including over a billion dollars in potential revenue from reservations, thousand of paid deposits, and a large federal government contract. As a result, we are starting a factory that is 10x larger, and we plan to produce 3,600 casitas per year.

Although we are a pre-revenue company, the federal government has placed two purchase orders totaling $9.2M. We expect to be in production this year and deliver about 210 homes at $59,267 per unit, including this government order, which puts the projected sales at $12M with projected COGS and expenses at $22M. By 2022, we plan to produce 3,000 homes at $50,000 per unit, which puts the projected sales at $180M with COGS and expenses at $134M. By 2024, we project to produce 3,500 homes at $70,000 per unit, which puts the projected sales at $245M with COGS and expenses at $174M.

Based on the projections and manufacturing plans created by the Boxabl team with the help of Porsche Consulting, we expect our factory to produce 3,600 homes per year once it is operating at full speed on two shifts. These projections are based on size of the building, type of equipment, and total number of laborers needed. We will spend 2021 setting up and learning the ropes, when manufacturing is fully operational, we expect it to be very fast.

Another important factor that we considered was the total market size of the global building construction industry, which was valued at $5.8 trillion in 2020. At Boxabl, we believe that we have the potential to be a solution for almost any building type. We also believe that our technology can disrupt building construction on a massive scale by moving one of the last big pre-factory industries into the factory assembly line.

We looked at other public companies when considering the valuation. We also took other disruptive hardware startups, and factory built housing companies, averaged their PE ratios and applied a large discount. We also performed a discounted cash flow analysis. We weighed all these considerations carefully when choosing our valuation. We also took demand into account, since we had a prior successful Reg CF raise. Even though the factory we are starting with in lieu of the original Reg CF plan is 10x bigger, the valuation is not 10x bigger.

The Company set its valuation internally, without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 4,199,084,525 shares, includes 3,000,000,000 shares of Common Stock, 187,794,550 shares of Series A Preferred Stock, 853,394,375 shares of Series A-1 Preferred Stock, 7,895,600 of Series A-2 Preferred Stock, and 150,000,000 of stock options.

The number of fully diluted outstanding shares utilized in the pre-money valuation is as of April 2022. The total number of shares outstanding may change once the shares sold in the Company's Reg A offering have been determined and finalized.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,961,703.32, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Equipment and overhead at the factory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.startengine.com/boxabl (https://www.boxabl.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boxabl

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BOXABL INC.

[See attached]

PART II 2 box_1k.htm BOXABL INC. - FORM 1-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Boxabl Inc.

(Exact name of issuer as specified in its charter)

Nevada	**82-3491853**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road, North Las Vegas, NV 89115
(Full mailing address of principal executive offices)

702-500-9000
(Issuer's telephone number, including area code)

Series A, Series A-1, and Series A-2 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Boxabl Inc.
Financial Statements
For the Years Ended December 31, 2021 and 2020

Contents

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Management and Directors
of Boxabl Inc.

Opinion

We have audited the accompanying financial statements of Boxabl Inc. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception and is in the early stages of generating sufficient revenue to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described on Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
San Diego, California
July 29, 2022

Boxabl Inc.
Balance Sheets
as of December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 21,415,506	$ 3,676,341
Accounts Receivable	488,949	-
Inventory	4,916,235	-
Deposits on Inventory	858,818	-
Prepaids	119,617	126,838
Deposits in Escrow	519,756	-
Total Current Assets	28,318,881	3,803,179
Property, Equipment, and Other Assets:		
Property and Equipment - Net	5,109,604	53,222
Deposits on Equipment	651,041	410,606
Deferred Offering Costs	13,000	13,000
Security Deposit	525,000	526,000
Total Property, Equipment, and Other Assets	6,298,645	1,002,828
TOTAL ASSETS	**$ 34,617,526**	**$ 4,806,007**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts Payable	$ 1,309,172	$ 126,689
Accrued Expenses	242,955	-
Customer Deposits	1,767,424	376,175
Deferred Revenue	5,467,332	2,346,893
Loan Payable – Related Party	-	563,911
Other Current Liabilities	164,739	27,400
Total Current Liabilities	8,951,622	3,441,068
Long-Term Liabilities:		
Convertible Promissory Notes	30,925,075	167,700
Accrued Interest on Convertible Promissory Notes	1,133,795	-
Other Long-Term Payable	405,487	-
Total Notes Payable and Convertible Promissory Notes	32,464,357	167,700
Total Liabilities	41,415,979	3,608,768
Commitments and contingencies		
Stockholders' Equity (Deficit):		
Series A Preferred Stock $0.00001 par, 250 and 75 million shares authorized, 188,508,830 and 170,864,790 shares issued and outstanding as of December 31, 2021 and 2020, respectively	2,589,375	2,289,425
Series A-1 Preferred Stock $0.00001 par, 1.1 billion shares authorized, 68,097,240 shares issued and outstanding as of December 31, 2021	4,498,515	-
Series A-2 Preferred Stock $0.00001 par, 1.15 billion shares authorized, 0 shares issued and outstanding as of December 31, 2021	-	-
Common Stock $0.00001 par, 6.6 billion and 425 million shares authorized, 3 billion shares issued and outstanding as of December 31, 2021 and 2020, respectively	300,000	300,000
Additional Paid-In-Capital	1,378,921	588,921
Accumulated Deficit	(15,565,264)	(1,981,107)
Total Stockholders' Equity (Deficit)	(6,798,453)	1,197,239
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	**$ 34,617,526**	**$ 4,806,007**

See accompanying notes to financial statements.

Boxabl Inc.

Statements of Operations

For the years ended December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
Revenues	$ 1,955,795	$ 90,000
Cost of Goods Sold	5,313,969	90,000
Gross Loss	(3,358,174)	0
Operating Expenses:		
General and Administrative	5,497,972	677,313
Sales and Marketing	771,268	183,047
Research and Development	2,631,752	302,432
Total Operating Expenses	8,900,992	1,162,792
Operating Loss	(12,259,166)	(1,162,792)
Other Income/(Expense):		
Interest Expense	1,324,991	-
Net Loss	$ (13,584,157)	$ (1,162,792)
Net loss per common share – basic and diluted	($0.00)	($0.00)
Weighted average common shares – basic and diluted	3,000,000,000	3,000,000,000

See accompanying notes to financial statements.

Boxabl Inc.

Statements of Changes to Stockholders' Equity (Deficit)

For the years ended December 31, 2021 and 2020

	Members' Equity	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
		Shares	Amount	Shares	Amount			
Balance as of December 31, 2019	$ 888,921	-	$ -	-	$ -	$ -	$ (818,315)	$ 70,606
Conversion of LLC to C-Corporation	(888,921)	-	-	3,000,000,000	300,000	588,921	-	-
Issuance of Series A Preferred Stock	-	170,864,790	2,439,225	-	-	-	-	2,439,225
Offering Costs	-	-	(149,800)	-	-	-	-	(149,800)
Net Loss	-	-	-	-	-	-	(1,162,792)	(1,162,792)
Balance as of December 31, 2020	**$ -**	**170,864,790**	**$ 2,289,425**	**3,000,000,000**	**$ 300,000**	**$ 588,921**	**$ (1,981,107)**	**$ 1,197,239**

Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Shares	Amount	Shares	Amount	Shares	Amount			

Balance as of December 31, 2020	-	$ -	170,864,790	$ 2,289,425	3,000,000,000	$ 300,000	$ 588,921	$ (1,981,107)	$ 1,197,239
Stock Based Compensation	-	-	-	-	-	-	790,000	-	790,000
Issuance of Series A Preferred Stock	-	-	17,644,040	299,950	-	-	-	-	299,950
Issuance of Series A-1 Preferred Stock	68,097,240	4,834,904	-	-	-	-	-	-	4,834,904
Offering Costs	-	(336,389)	-	-	-	-	-	-	(336,389)
Net Loss	-	-	-	-	-	-	-	(13,584,157)	(13,584,157)
Balance as of December 31, 2021	**68,097,240**	**$ 4,498,515**	**188,508,830**	**$ 2,589,375**	**3,000,000,000**	**$ 300,000**	**$ 1,378,921**	**$ (15,565,264)**	**$ (6,798,453)**

See accompanying notes to financial statements.

Boxabl Inc.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (13,584,157)	$ (1,162,792)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used In) Operations:		
Depreciation and Amortization	265,367	16,667
Stock Based Compensation	790,000	-
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accounts Receivable	(488,949)	-
Deposits on Inventory	(858,818)	-
Inventory	(4,916,235)	-
Deferred Costs of Sales	-	90,000
Other Current Assets	7,221	(122,829)
Accounts Payable	1,109,831	(22,582)
Deferred Revenue	3,120,439	2,286,893
Customer Deposits	1,391,249	376,175
Accrued Liabilities	242,955	27,400
Other Current Liabilities	(50,569)	-
Other Long Term Liabilities	434,631	-
Accrued Interest on Convertible Notes	1,133,795	-
Net Cash Provided By (Used In) Operating Activities	**(11,403,240)**	**1,488,932**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment and Deposits	(5,380,577)	(410,607)
Deposits	1,000	(526,000)
Net Cash Used In Investing Activities	**(5,379,577)**	**(936,607)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Government Grant-PPP	49,166	-
Proceeds From Loan Payable – Related Party	-	623,870
Payments on Loans Payable – Related Parties	(563,268)	(59,959)
Proceeds From Convertible Promissory Notes Payable – Net of Discount	30,457,583	167,700
Offering Costs	(336,389)	(162,800)
Proceeds From Sale of Preferred Stock	4,914,890	-
Net Cash Provided By Financing Activities	**34,521,982**	**3,008,036**
Net Increase in Cash and Cash Equivalents	17,739,165	3,560,361
Cash and Cash Equivalents – Beginning of Year	3,676,341	115,980
Cash and Cash Equivalents – End of Year	**$ 21,415,506**	**$ 3,676,341**
Supplemental Cash Flow Information:		
Interest Paid	$ 13,958	$ -
Income Tax Paid	$ -	$ -
Non-cash Investing and Financing Activities:		
Deposits in Escrow	$ 519,756	$ -
Purchase of Software with a Note Payable	$ 84,598	$ -
Purchase of Equipment in Accounts Payable	$ 72,009	$ -

See accompanying notes to financial statements.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 1- INCORPORATION AND NATURE OF OPERATIONS

Boxabl Inc., is a development stage Nevada ("C") corporation originally organized as a Nevada limited liability company, on December 2, 2017. The corporation converted from a Nevada limited liability company to a Nevada corporation on June 16, 2020. The financial statements of Boxabl Inc., (which may be referred to as the "Company", "Boxabl", "we", "us" or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's headquarters are in Las Vegas, Nevada.

Boxabl Inc., (which may refer to its product as "boxes", "casita", "ADU" or "Alternative Dwelling Unit") is in the process of building a new type of modular box with the help of modern manufacturing processes. Its product will result in superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately 80% less building material. The Company has also developed patented pending shipping technology, which will help it serve large geographic areas from one factory. This innovation allows the Company to serve the entire USA and even international markets.

NOTE 2 – GOING CONCERN

The Company incurred a net loss of $12,794,157 during the year ended December 31, 2021 and currently has limited revenues, which creates substantial doubt of its ability to continue as a going concern.

The Company expects to obtain funding through debt and equity placement offerings until it consistently achieves positive cash flows from operations. The continuing viability of the Company and its ability to continue as a going concern is dependent on the Company being successful in its continued efforts in growing its revenue and/or accessing additional sources of capital. Management's plan to address this need includes, (a) continued exercise of tight controls to conserve cash, and (b) obtaining additional equity financing. There are no assurances that our plans will be successful. See Notes 7 and 9 for additional information and amounts raised regarding the Company's offerings.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared in accordance with GAAP and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Financials Statements
Stockholders' equity section of the Balance Sheet Series A-1 Preferred stock and Common stock shares issued now reflects the retroactive carry back of the 1-to-10 stock split. Generally Accepted Accounting Principles requires all stock figures disclosed on comparative financial statements to retroactively reflect any stock splits. Series A Preferred stock, Series A-1 Preferred stock, and Common stock issued and outstanding as of December 31, 2021 and 2020, has been changed to conform to stock split.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise; government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. We have taken a several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our stakeholders and securing the supply of material that are essential to our production process. At this stage, the impact on our business and results has not been significant. We do expect a reduction in the supply of goods and materials from our foreign suppliers. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our stakeholders. The COVID-19 Coronavirus caused raised prices and supply chain issues that slowed down our production and caused us to have to request a new delivery date on the ADS order which was granted. There were no other serious impacts.

Decreased demand in the housing industry would adversely affect our business. Demand for new housing construction is tied to the broader economy and factors outside the Company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our Boxes.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

There are three levels of inputs that may be used to measure fair value:

- Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Accounts Receivable
Account Receivable are stated at the amount management expects to collect on balances outstanding at year -end. The Company uses the allowance method for uncollectable accounts receivable. The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the year. As of December 31, 2021, an allowance was not required.

Inventory
Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost or net realized value with the cost determined using the weighted average method. Damaged and obsolete inventory are valued based on management's best estimate and any difference charged to expense. As of December 31, 2021, inventory consisted primarily of raw materials.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of approximately five years. Expenditures for maintenance, repairs, and minor improvements are charged to expense as incurred. Major improvements with economic lives greater than one year are capitalized. Leasehold improvements will be depreciated over the lesser of the lease term or the estimated useful life.

Long-Lived Assets
The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recorded for the years ended December 31, 2021 and 2020.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

Revenue Recognition
The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-19. In addition, the adoption of the ASU did not have an impact on operations and financial statements. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract.
- Recognition of revenue when or as the performance obligations are satisfied.

Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risk and rewards of ownership, and customer acceptance. Revenue is recorded net of sales tax collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company records a liability for deposits for future products. The liability is relieved, and revenue is recognized once the revenue recognition criteria is met.

In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units for a total contract price of $9,245,574. The Company received a progress payment from the customer of $2,346,893 in December 2020, $2,275,892 in February 2021, and $2,311,394 in October 2021.

The Company delivered 33 units of Casitas by December 31, 2021. The Company invoiced the purchaser for $1,955,795 as total sales and recorded $488,949 as accounts receivable after applying $1,466,846 of advance payment. The balance of advance payment as of December 31, 2021 in the amount of $5,467,332 is reflected as deferred revenue.

The Company has received $1,767,424 in customer deposits for over 3,360 Boxabl units as of December 31, 2021. The balance of customer deposits as of December 31, 2020 was $376,175. The amounts are reflected as customer deposits as the deposit does not guarantee a sales contract and is tandem to a reservation. The customer can request a refund of the deposit until a sale agreement is executed.

Cost of Goods Sold
Cost of goods sold consists primarily of the cost of products used in the production of the Company's finished products, shipping, the related labor, and overhead charges associated with that production. For 2020, the cost of goods sold incurred more than revenues recorded in connection with the contract are classified as research and development as those were determined to be costs associated with improving the Company's process, in tandem to a prototype.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

In the second half of October 2021, the Company began production of Casitas. The Company incurred much higher production costs due to various factors, including the following:

- Inefficiencies due to new machinery and newness of product and procedures which required significant training of the workforce.
- The one-shift production capacity of the factory is two per day. The actual units produced were 4 in October, 13 in November, and 18 in December. In order to catch up with its delivery obligation under the sales contract, the Company hired additional outside labor and paid overtime and double time shifts.
- Tight skilled labor market which caused higher labor rate.
- Supply chain delivery issues which caused the purchase of several items of material from local vendors with a substantially higher price.

Advertising and Promotion
Advertising and promotion are expensed as incurred. Advertising and promotion expense for the years ended December 31,2021 and 2020 amounted to approximately $582,000 and $183,000, respectively, which is included in sales and marketing expense.

Research and Development
Research and development costs consisting of design, materials, consultants related to prototype and process improvements and developments are expensed as incurred. Total research and development costs for the year ended December 31, 2021 and 2020 are $2,631,752 and $302,432, respectively.

Concentration of Credit Risk
Cash and Cash Equivalents:
Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at high quality financial institutions. During the years, the Company exceeded the Federal Deposit Insurance Corporation (FDIC) limit. The Company has not experienced any losses with respect to its cash balances. Based upon assessment of the financial condition of these institutions, management believes that the risk of loss of any uninsured amounts is minimal

Customers:
In 2021 and 2020, the Company sold to one customer each year. Account receivable as of December 31, 2021 was related to only one customer. For 2022, the Company finished delivering the product to the 2021 customer and have signed purchase orders with two new customers. See Note 9 – Subsequent Events.

Inventory:
The Company imports a substantial part of its materials from overseas vendors: mainly China. Consequently, the Company's ability to purchase and the costs of its products are subject to political and economic situations, both in the United States and abroad. In 2021, approximately 13.3%, 12.9%, and 9.2% was purchased from its three highest vendors. The Company maintains that the loss of one or more vendors would not have a material impact on the Company's operations as replacements could be identified.

Income Taxes
The Company was formed as a Limited liability Company in Nevada for which the Company's policy was to record distributions to its members related to the member's federal and state income taxes that are attributable to the net income of the Company. The Company records such distributions when they are declared and made to the member. Federal and state income tax regulations require that the income or loss of a limited liability Company be included in the tax returns of the members; accordingly, there are no liabilities or provisions for income taxes recorded in the accompanying financial statements for the year ended December 31, 2020.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

On June 16, 2020, the Company converted to a Nevada Corporation. The conversion was tax-free under Internal Revenue Code, which is typically defined as a mere change in identity, form, or place of organization. Management elected to terminate the LLC election effective June 15, 2020 and the Company will operate for tax purposes as a C corporation from that date forward.

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Tax positions initially must be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions initially and subsequently are to be measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and relevant facts.

At December 31, 2021 and 2020, the Company evaluated its net deferred tax assets of $2,616,470 and $167,794, respectively, which consisted primarily of net operating loss carry forwards and determined a full valuation allowance was appropriate.

At December 31, 2021, the Company's gross net operating loss ("NOL") carry forward was $12,512,604, which originated from losses from June 15, 2020 forward. NOLs originating in 2020 and subsequent can be carried forward indefinitely. The difference between the statutory rate of 21% and the effective tax rate is due to a full valuation allowance on deferred tax assets and permanent differences due to non-deductible interest expense.

As of December 31, 2021 and 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company's tax return from 2018 forward is open to federal and state tax examination. As of December 31, 2021 and 2020, there were no ongoing tax examinations.

Deferred Offering Costs
Incremental costs directly associated with the offering of securities are deferred and charged against the gross proceeds of the offering upon completion. During the years ended December 31, 2021 and 2020, costs associated with the Company's offerings totalled $339,839 and $149,800 which are netted against the related proceeds within stockholders' equity (deficit), respectively. The Company had $13,000 of deferred offering costs, included in the non-current asset section, on the accompanying balance sheets at December 31, 2021 and 2020 related to its Regulation A offering which was launched in 2022.

Net Loss per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of revised shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. As of December 31, 2021 and 2020, the Company's potentially dilutive instruments were the convertible promissory notes for which a conversion price had not been established and the Series A and Series A-1 preferred stock for which is contingently convertible.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. Due to the FASB extension in June 2020, the guidance is effective for annual and quarterly periods beginning after December 15, 2021. Management estimates the adoption of the lease standard will have a material effect on the financial statements for which the Company is still determining the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Stock-Based Compensation
The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

NOTE 4 – PROPERTY AND EQUIPMENT

The Company's property and equipment consist of the following amounts as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Machinery, Equipment, and Furniture	$ 3,525,416	$ 83,336
Leasehold Improvements	1,671,686	-
Technology Equipment and Software	207,983	-
	5,405,085	83,336
Less: Accumulated Depreciation	(295,481)	(30,114)
	$ 5,109,604	$ 53,222

As of December 31, 2021 and 2020, the Company paid $651,041 and $410,606, respectively for deposits on equipment. The total amount is recorded as Deposits on Equipment on the balance sheet.

During the years ended December 31, 2021 and 2020, the Company recognized $265,367 and $16,667 in depreciation expense, respectively.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 5 – DEBT

Loan Payable to Officers
The Company executed a promissory note to the Company's majority shareholder and CEO subsequent to the year ended December 31, 2020, to formalize the terms. The proceeds, for which all were received in 2020, were used for operations and manufacturing three casita prototypes. The principal balance outstanding bears a simple interest rate at the annual "prime rate" published by the Wall Street Journal (3.25% at December 31, 2020) plus one percent (1.0%). Interest shall accrue on the entire principal sum of this promissory note beginning January 1, 2021. The note was paid in full in August 2021.

PPP Loan
In March 2021, the Company obtained a PPP loan in the amount of $49,166. The loan was forgiven in 2022.

Convertible Notes Payable
On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price ranging from 50-90% of the per share price paid by the purchasers of such equity securities in the offering. The conversion discount rates are based on timing and amount of the convertible promissory notes. If the debt notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023. A beneficial conversion feature was not recorded as the convertible promissory notes are contingently convertible. In addition, costs incurred in connection with obtaining the convertible promissory notes were insignificant and recorded as interest expense. As of December 31, 2021 and 2020, the gross amount of convertible promissory notes was $30,925,075 and $167,700, respectively, in convertible promissory notes. Subsequent to December 31, 2021, the total amount of proceeds under convertible promissory increased to $44,851,658 due to additional borrowings, an increase of $13,926,583.

As of December 31, 2021 and 2020, the Company had accrued interest of $1,133,795 and $0, respectively, for all outstanding convertible notes.

On April 1, 2022, in connection with the Company's launch of their Regulation A offering, all convertible promissory notes were converted into 785,297,135 Series A-1 Preferred stock, representing $44,851,658 of face value and $2,044,430 of accrued interest. The Company is still determining the impact on the financial statements as the convertible promissory notes were converted at prices which were significantly lower than similar securities being sold at the same time. The Company expects to record a significant amount of interest expense in 2022 related to this conversion.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a contract with the majority shareholder and CEO to share certain costs related to office space, support staff, and consultancy services.

The Company entered into an exclusive license agreement with Build IP LLC, an entity controlled by the Company's majority shareholder and CEO. Under the terms of the agreement, Build IP LLC has agreed to license its structure, transport, and trademark patents to the Company. Quarterly royalty payments of 1% are due on royalty-bearing sales. As of December 31, 2021, $19,558 has been recorded as royalty expense in the accompanying financial statements which is 1% of the sales.

See Note 5 and 7 for additional related party transactions.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 7 – STOCKHOLDERS' EQUITY (DEFICIT)

Preferred and Common Stock

The Company converted to a C-Corporation in the state of Nevada on June 16, 2020. In conjunction with the conversion, the Company authorized the issuance of 4.25 billion shares of common stock with a par value of $0.00001 and 750 million shares of preferred stock with a par value of $0.00001. The Company initially designated all shares of preferred stock as "Series A Preferred Stock", see below for rights and preferences.

On June 16, 2020, 3 billion common shares were issued to the Company's two stockholders in exchange for their membership interests in Boxabl, LLC.

On February 24, 2021, the Company filed an amendment to the articles of incorporation which increased the number of authorized preferred shares to 85 million, for which 202,516,980 and 647,483,020 shares (post split effected) were designated as Series A Preferred Stock and Series A-1 Preferred Stock, respectively.

On November 19, 2021, the Board of Director decided to increase the number of shares to the following: 6.6 billion shares of Common Stock of $0.00001 par value, 250 million shares of Series A Preferred Stock of $0.00001 par value, 1.1 billion shares of Series A-1 Preferred Stock of $0.00001 par value, 1.15 billion shares of Series A-2 Preferred Stock of $0.00001 par value, and 900 million shares of unclassified Preferred Stock of $0.00001 par value. Total of increased authorized shares is 10 billion. The balance sheet and notes in this report are reflected retroactively as discussed here.

The Series A Preferred Stock has the following preferences:

Holders of Series A Preferred Stock are not entitled to any voting rights. Shares of Series A preferred stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The Series A-1 Preferred Stock has the following preferences:

Holders of Series A-1 Preferred Stock are not entitled to any voting rights. Shares of Series A-1 Preferred Stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-1 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

The Series A-2 Preferred Stock has the following preferences:

Holders of Series A-2 Preferred Stock are not entitled to any voting rights. Shares of Series A-2 Preferred Stock are convertible to common stock on a one for one basis upon the Company's IPO or upon a Regulation A capital raise. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, payment shall be made to the holders of Series A-2 Preferred Stock before payment is made to any holders of common stock. The Company's Stockholders' Agreement includes a contractual call right for the majority common stock shareholders to repurchase the shares of the investors. If the call right is exercised, investors would be required to sell their shares at the fair market price established by an independent valuation service or investment bank.

The "Series A Original Issue Price" shall mean $0.017 per share, and the "Series A-1 Original Issue Price" shall mean $0.079 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock or the Series A-1 Preferred Stock, as the case may be.

The Company's Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 155,158,910 Series A Preferred Stock at $0.014 per share during the year ended December 31, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to Section 4(a)(2) to investors with established, pre-existing relationships to the Company at a price of $0.017 per share. The capital raise resulted in proceeds of $267,000 and the issuance of 15,705,880 Series A Preferred Stock at $0.017 per share as of December 31, 2020. The Company received an additional $299,950 in proceeds and the issuance of 17,644,040 Series A Preferred Stock at $0.017 per share as of December 31, 2021.

On December 13, 2020, the Company engaged a broker dealer to perform administrative and compliance related functions in connection with the Company pending Regulation A capital raise of up to $49,500,000. No underwriting or placement agent services will be provided. As compensation for the services, the Company has agreed to pay the broker dealer a commission equal to 1% of the amount raised in the offering to support the offering on all newly invested funds after the issuance of a No Objection Letter by FINRA.

On October 17, 2020, the Company entered into an exclusive placement agency agreement. Under the terms of the agreement the Company is to pay 7.5% of the aggregate subscription proceeds for equity sold under the ongoing offerings including the pending Regulation A offering. In December 2020, the Company paid $13,000, and was recorded in other assets as deferred offering costs in the accompanying balance sheet as of December 31, 2020.

On May 3, 2021, the Company offered up to $3,930,000 in Series A-1 Preferred Stock at $0.071 with a minimum target amount of $10,000.

Starting 2022, the Company offered Series A-2 Preferred shares sold for $0.80 under Regulation A and under Regulation D in the following brackets - $20,000 - $0.76 $100,000 - $0.72 $1,000,000 - $0.68 $10,000,000 - $0.64 $100,000,000 - $0.60.

On March 31, 2022, the Company has been qualified to raise up to $68,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 85,625,000 shares of its Series A-2 Preferred Stock at a price of $0.80 per share on a "best-efforts" basis, as well as up to 35,714,290 shares of its Series A Preferred Stock at a price of $0.014 per share. The Company has set a minimum of $3,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A-2 Preferred Stock. As of July 24, 2022, the Company has sold 48,430,832 Preferred Series A-2 shares under Regulation A offering for $38,744,666 and 17,716,200 Preferred Series A-2 for $13,316,656 under Regulation D. In addition, the Company has sold 1,278,900 Series A shares for $17,905 and 994,900 Series A-1 shares for $78,597.

Stock Incentive Plan

In 2021, the Company's board of directors authorized the 2021 Stock Option Plan which allows for the issuance of options to purchase 150,000,000 shares of the Company's common stock. During the year ended December 31, 2021, the Company granted stock options to purchase 81,075,300 shares of common stock, of which 44,226,100 vested immediately upon issuance. The remainder vest over a period of 36 months. The fair values of options granted was approximately $1,816,140 on the date of grant. The options have an exercise price of $0.07 and expire 10 years from date of issuance.

As of December 31, 2021, there were 68,924,700 shares available for issuance under the Equity Incentive Plan.

During the year ended December 31, 2021, the Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5 - 6.50
Risk-free interest rate	2.0%
Expected volatility	39.77%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the "simplified method," as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

During the year ended December 31, 2021, the Company recognized $790,000 of stock compensation expense related to stock options which is included within general and administrative expenses. Future stock option compensation expense related to these options to be recognized is $1,026,140 which is expected to be expensed over the remaining vesting period of 33 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Boxabl Inc.
Notes to Financial Statements
December 31, 2021 and 2020

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Significant Contracts
In September 2020, the Company signed two purchase agreements with a customer to sell 156 Casitas Units, for a total contract price of $9,245,574. The 156 Casitas are to be delivered upon completion. The Company has received three progress payments as of December 31, 2021. The first progress payment of $2,346,893 was received in December 2020. The second progress payment of $2,275,892 was received in February 2021, within the 120-day terms of the purchase order acceptance. The third progress payment in the amount of $2,311,394 was received in October 2021 and the remaining amount will be paid based on number of units to be delivered. The Company delivered 33 units by December 31, 2021 and the rest before June 1, 2022. The Company received in full the balance on sales contract.

Operating Lease
On December 29, 2020, the Company signed a 65-month lease for their 173,000 sq ft. factory facility, commencing on May 1, 2021. As of December 31, 2020, a $525,000 security deposit, first month's rent, $87,229, and first-month's Tenant's Percentage of Operating Expense Fees (CAM's) $19,109, have been paid to the landlord. The monthly CAM will vary from month to month. The first month CAM will begin on May 1, 2021. The Company's first five (5) months have been abated by the landlord and the Company will begin making monthly rent payments on October 1, 2021. Rents increase by 3% annually. Total rent expense for the year ended December 31, 2021 was $903,214. As of December 31, 2021, the Company has deferred rent liability of $434,631 due to the straight lining of rent expense.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2021.

Date	Total
2022	$ 1,077,074
2023	1,109,386
2024	1,142,668
2025	1,176,948
2026	906,221
Totals	$ 5,412,297

Litigation

There are no legal proceedings, which the Company believes will have a material adverse effect on its financial position.

NOTE 9 – SUBSEQUENT EVENTS

See Notes 5 and 7 for additional subsequent events.

Operating Lease

On June 10, 2022, the Company signed a 73-month lease for a 132,960 sq ft warehouse, commencing the earlier of (a) 30 days after substantial completion of tenant work by the landlord or (b) tenant commencing operation in the building. At present, management believes the commencement date would be in October 2022. The Company paid $611,616 as security deposit and the first month's rent, including CAM in the amount of $122,323. The lease allows one-month free rent subject to no default during the lease term. The initial base rent is $103,709 and CAM is $18,614. The base rent will increase 4% every year.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements:

Date	Total
2022	$ 207,418
2023	1,256,950
2024	1,307,228
2025	1,359,516
2026	1,413,896
2027 and Thereafter	2,737,277
Totals	$ 8,282,285

Stock Option Plan and Issuances

In 2022, the Company authorized the issuance of options to purchase 19,675,571 shares of the Company's common stock to employees and consultants. The options have exercise price of $0.57 per share.

Sales Agreements

In February 2022, the Company entered into an agreement with a major home builder. The agreement calls for an investment of $1,000,000 as convertible notes and a purchase commitment of 100 units of casitas upon the notification by the Company that production could be started. The customer invested $1,000,000.

The Company received two purchase orders from a customer to sell 200 units of casitas for a total sales price of $11,500,000. The company received $1,150,000 as a deposit. The Company will be informed by the customer upon the customer's readiness for accepting the casitas.

The Company has evaluated subsequent events through July 29, 2022, the issuance date of these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Nevada, on July 29, 2022.

Boxabl Inc.

By /s/ *Paolo Tiramani*
Paolo Tiramani
Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this report.

/s/ Paolo Tiramani
Paolo Tiramani, Chief Executive Officer,
Director, Principal Financial Officer,
and Principal Accounting Officer
Date: July 29, 2022

/s/ Galiano Tiramani
Galiano Tiramani, Director
Date: July 29, 2022

/s/ Hamid Firooznia
Hamid Firooznia, Director
Date: July 29, 2022

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest Now | Add to Watchlist

Mass Production Building System

INVEST IN BOXABL TODAY!

Boxabl has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustaina... Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BOXABL
The Instant House
Over $130M previously raised
100,000+ casit
Oversubscribed

OVERVIEW | ABOUT | TERMS | UPDATES | DISCUSSION | INVESTING FAQS

Reasons to Invest

- **Over $130 million previously raised**
- **100K reservations** with approx. **4K paid deposits,** including the **US federal government** with an **order of ~$9.2M**.
- Launched a 170K sq. ft. factory **capable of producing thousands of homes & millions in revenue**.
- One of the only building systems compatible with automobile-style factory mass production, **protected by exclusive rights to 39+ patent filings** & growing.


BOXABL
build the world

> **Our mission is to mass produce upscale, low cost housing on a worldwide scale.**

**Rendering of Boxabl. Images are computer generated demo versions.*

OVERVIEW

A better way to build


BOXABL
05:19

Most car factories like Ford or Tesla build approximately one car per minute. Isn't it time we do that for houses? Boxabl's goal is to scale up production and one day make that a reality.

We're offering a **better, sustainable, and cost-effective** way to build everything from houses to commercial buildings. While most buildings are still built by hand, one at a time, we hope that our building system can change this and bring building construction into the factory.

In 2020 we started raising money from investors to build a new type of house factory, we did just that, and now we are shipping houses.

We have proven our ability to execute, now we want to take things to the next level.

We are now seeking to raise approximately $1.07 billion dollars to build one of the largest and most advanced housing factories to make upscale housing affordable for everyone.

($500m Reg D equity, $500m debt, $68.5M Reg A+)

THE PROBLEM

Housing construction is stuck in the past


Most modern products are mass-produced on an assembly line
Lowering costs and increasing availability


However, housing is still built by hand
Making construction expensive and leading to global housing shortages

One major problem is shipping

Factory-built housing is typically built far from the build site, making shipping more costly and complex



We are ready to bring housing construction into the modern era.

THE MARKET

Demand for accessory dwelling units is growing*

Backyard accessory dwelling units (ADU) are increasing in popularity in California and other places due to new laws that streamline the permitting process and allow construction in more places (Source). We have already received interest from customers for Casitas that will far exceed our ability to supply product for the next several years.



* *Source*




Global Construction Market
2019 12.7 Trillion
2023 15.4 Trillion

* *Source*

THE SOLUTION

A factory for mass-produced housing

We have made it possible to mass-produce housing in a factory through shipping and manufacturing innovations. Our room module, the Casita, folds up to a shippable dimension, and upon arrival unfolds and sets up to a complete house in just a few hours.



It's our smallest room module, 20x20, fitted out as a studio apartment

Complete right out of the box

Customizable to fit your life

Our testing indicates the Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings

Expected to sell for $50,000, the Casita can be set up in someone's backyard in less than a day

The product is planned to include washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAC and more. Just add your bed or couch and you have a turnkey, ready-to-go home.

We are working with third-party testing vendors to ensure our products are stronger, safer, and more sustainable than that of other housing competitors.


5345
BOXABL
welcome home
BOXABL
welcome home

We Work Differently



Solving The Shipping Problem

Our first innovation was to solve the shipping problem through our foldable building modules.

We believe that if you can't ship a product easily and affordably then it doesn't make sense to build it in a factory.

This is one reason why modular construction has failed to gain market share and why many buildings are still built one at a time, by hand, in the field.


Welcome to
BOXABL factory

Rethinking Manufacturing

After we solved the shipping problem, we tackled the building materials and manufacturing processes. Our new design allows for faster production with less components.

Materials will be pre-cut and shaped using computer-controlled equipment.

Our factory will be upgraded with robot arms and other automation using automobile manufacturing principles.

From preparation of the materials all the way to installation of the buildings, we have found opportunities for innovation at every step of the process.

**Rendering of Boxabl. Images are computer generated demo versions.*


BOXABL
Day 1

Opportunities for Customization

We plan to mass produce the same rooms in a few sizes and internal configurations, but they can be combined to create endless building types.

While efficient factories thrive on repeatability, we have created a system where we mass produce standardized room modules that stack and connect in the field.

These are architecturally neutral universal building blocks where 90% of the heavy lifting is done by Boxabl. The builder can combine them to create endless combinations of buildings. If the builder chooses, they can add decks, architectural finishings and different roof pitches. The possibilities are endless.

The product doesn't end at the Casita. **We have engineered an entire building system** where different sized room modules stack and connect to create **any building** type.

We plan to mass produce room modules in the factory and then sell them to builders and developers who permit and install them. Right now, we are focused on the Accessory Dwelling Unit market in California, but our innovative design means Boxabl can be used to construct **most building types**.

TRACTION

We have the demand and we're already producing

Our product has already received enthusiastic demand from potential customers.

Here's a snapshot of where we're at:

4,000+ paid deposits

$100M+ in potential revenue

100,000+ reserved casitas

$1B+ in potential revenue


WA 65+
OR 18+
CA 632+
NV 64+
ID 6+
MT 2+
WY 1+
UT 19+
AZ 49+
CO 36+
NM 13+
ND 1+
SD 4+
NE 4+
KS 2+
OK 6+
TX 139+
MN 21+
IA 2+
MO 17+
AR 5+
LA 26+
WI 9+
IL 46+
MI 37+
IN 21+
OH 25+
KY 7+
TN 18+
MS 23+
AL 14+
GA 101+
FL 162+
SC 20+
NC 56+
VA 32+
WV 1+
PA 25+
NY 136+
VT 2+
ME 2+
2+
37+
37+
RI 4+
NJ 54+
DE 8+
MD 49+
DC 20+
AK 4+
HI 22+


71+ potential franchise factories
seeking more franchise partners

Our innovative system is protected by **39+ patent filings and growing**.

WHY INVEST

Isn't it time we build houses the way we build everything else?

We have a solution to bring building construction into the modern manufacturing era. We have found inventive ways of making it possible to manufacture, ship, and customize factory-made, high-quality housing.



**Images are computer generated examples of what a completed build using Boxabl room modules could look like. Non-casita Boxabl room modules are still in the pre-prototype stage.*

Our plan is to scale worldwide using a "partner factory model." We will take our branding, quality control, intellectual property, custom equipment, custom raw materials, plus more, and share it with partners who will start their own factories around the world.

We plan to mass produce houses on a scale that will help to change the world

The partners will bring their capital, labor and local market knowledge to set up and operate our closely monitored factories. The Boxabl mothership in Nevada will continue to develop upgrades to our products and manufacturing processes to share this with our partners on an ongoing basis. Using this partner factory model, we plan to continue expanding our reach.

We are excited about our future and invite you to invest in this opportunity and join Boxabl as we continue to innovate the construction industry!

ABOUT

HEADQUARTERS
5345 E. N. Belt Road
North Las Vegas, NV 89115

VALUATION
$3.36B

PREVIOUSLY CROWDFUNDED
$76M

Boxabl has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustainability to last for generations.

TERMS

Boxabl

Overview

PRICE PER SHARE
$0.80

VALUATION
$3.36B

DEADLINE
Feb 21, 2023

AMOUNT RAISED
$3,586,245.08

Breakdown

MIN INVESTMENT
$1,000.00

OFFERING TYPE
Equity

MAX INVESTMENT
$4,961,703.32

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
12,500

SHARES OFFERED
Series A-2 Preferred Stock

MAX NUMBER OF SHARES OFFERED
6,202,129

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**BOXABL INC.**
Corporate Address	:	**5345 E. N. Belt Road, North Las Vegas, NV 89115**
Offering Minimum	:	**$10,000.00**
Offering Maximum	:	**$4,961,703.32**
Minimum Investment Amount (per investor)	:	**$1,000.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Series A-2 Preferred Stock**
Minimum Number of Shares Offered	:	**12,500**
Maximum Number of Shares Offered	:	**6,202,129**
Price per Share	:	**$0.80**
Pre-Money Valuation	:	**$3,359,267,620.00**

ALL UPDATES

08.26.22

There's Still Time to Join the Waitlist!

Thank you for investing in Boxabl! While we've reached our $3.6M cap, **there is still time to join the waitlist**.

We've now raised over $133M+, including $34M from 14.9K+ StartEngine investors - and that funding is helping us continue to innovate the construction industry. We hope you'll join the waitlist to be the first to know about any future offerings.

08.26.22

$3M Raised, Less than $600K until offering max reached!


BOXABL
$3 Million Raised

Thank you for investing in Boxabl! We are thrilled to announce that we are less than $600K away from reaching our funding goal of $3.63M within just hours of launching! Don't miss the opportunity to invest at these terms!

08.25.22

$1.82M raised in hours, we're halfway to our funding goal!


BOXABL
The Instant House
Over $130M previously raised
100,000+ casita reservations

Thank you for your support and belief in our ability to change the world! Thanks to investors, like you, Boxabl has raised $130M in funds to date with $29M+ raised on StartEngine, making it the largest raise behind StartEngine OWN!

Due to the increasing demand to join us in innovating the construction industry, we've launched our second Reg CF campaign that is now accepting investments! Some notable milestones to date include:

- Setting up a 170,000-square-foot manufacturing facility in less than a year
- Raising a grand total of $130M+ from over 30,000+ investors
- Earning a shoutout from Elon Musk himself who called our casitas a "cool product" – thanks, Elon!
- Achieving LEED certification and hurricane wind ratings on all our houses
- Forming a strategic partnership and securing investment fromD.R. Horton (aka the largest home builder in the US)

• Filing over 50 patents

• Launching construction on our second factory

• Building a customer waitlist of over 100,000 people, indicating potential demand worth billions of dollars

• Teaming up with Volkswagen Group's Porsche Consulting Inc. for the design and implementation of Boxabl's new factory

• Shipping houses everyday

"I can't think of a larger market to disrupt or a product with a bigger potential upside. We can change housing on a scale the world has never seen." – Galiano Tiramani, Boxabl Founder.

08.25.22

Boxabl has raised over $1M in less than 2 hours of Reg CF launching!



BOXABL
The Instant House
Over $168M previously raised
100,000+ casita reservations

Thank you for investing in Boxabl! We are ecstatic to announce that we are halfway to our funding goal within just hours of launching! We're quickly approaching our offering max of $3.63M, where we'll stop accepting investments. Join us while you can as we continue to innovate the construction industry!

08.25.22

Boxabl Reg A+ Raises $24M+ on StartEngine, Reg CF2 is now accepting investments!



BOXABL
The Instant House
Over $168M previously raised
100,000+ casita reservations

Thank you for your support and belief in our ability to change the world! Thanks to investors, like you, Boxabl has raised $168M in funds to date with $29M+ raised on StartEngine, making it the largest raise behind StartEngine OWN!

Due to the increasing demand to join us in innovating the construction industry, we've launched our second Reg CF campaign that is now accepting investments! Some notable milestones to date include:

• Setting up a 170,000-square-foot manufacturing facility in less than a year

• Raising a grand total of $168M+ from over 30,000+ investors

• Earning a shoutout from Elon Musk himself who called our casitas a "cool product" – thanks, Elon!

• Achieving LEED certification and hurricane wind ratings on all our houses

• Forming a strategic partnership and securing investment fromD.R. Horton (aka the largest home builder in the US)

• Filing over 50 patents

• Launching construction on our second factory

• Building a customer waitlist of over 100,000 people, indicating potential demand worth billions of dollars

• Teaming up with Volkswagen Group's Porsche Consulting Inc. for the design and implementation of Boxabl's new factory

• Shipping houses everyday

"I can't think of a larger market to disrupt or a product with a bigger potential upside. We can change housing on a scale the world has never seen." – Galiano Tiramani, Boxabl Founder.

Show More Updates

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Frank Ford
a day ago

What is your revenue?

0 0

ROBERT FAY 5 INVESTMENTS
3 days ago

HI Will your homes with stand hurricane winds up to 140 MPH +

0 1

Ruth Hernandez
6 days ago

Invested $5k+. Great technology. I am very happy with this investment.

0 0

Nicole Sepulveda
7 days ago

So my biggest question is foundation, electrical, plumbing. These are major functions of a house. Is there anything being offered at least information wise to get the house actually up and running... Show more

1 2

Minh Le 13 INVESTMENTS
4 days ago

Info is on the boxabl website

0

ken pagone
15 days ago

Why are you continuing to sell shares if already your investors are on a waiting list?

0 4

ken pagone
17 days ago

If you are offering 4,531,966 shares and you sold 4,448,306 shares that means that you still have 49,159 share to sell. So why am I still on
a waiting list?

1 1

Jason Powers 1 INVESTMENTS
7 days ago

Because at 80 cents per share that is only $39k worth of shares left. If the minimum investment on here is $1k (Lets be honest most do more than the minimum) that means there only has to be 40 or ... Show more

0

KG

Krystle Gilmore 1 INVESTMENTS
18 days ago

Hi! How long after your funds have been invested should you receive the agreement?

0 2

Sa

Shipon ali
20 days ago

Hi There I want to discuss likely work together. I'm working as a Targeted B2B Lead Generation & Data Entry and Email Finding expert with 6 years of Experience. I'm highly interested in conne... Show more

0 0

SR

Sandra Romero 1 INVESTMENTS
23 days ago

Why is the sec filing a broken link?

0 0

PR

Patrice Ray
24 days ago

I've been desperately trying to invest with Boxable and have been on the waitlist since the beginning and then was cancelled! I even have a house on order! Or do I?

1 1

OT

Opus Trove
18 days ago

Why? Many people seem to have pulled their deposits...does the product even work.... There is such little information for a company that has had huge fund raising campaigns and still not m... Show more

0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://player.vimeo.com/video/694179433?h=a0d7f33072

Enormous space. I mean, it's like three or four football fields in here, at least, almost. Right?

Yes, that's right. It's an eighth of a mile long. And this is factory one.

This massive factory in north Las Vegas is set to go online by the end of the year. And the potential output is impressive. Think automotive assembly line meets home construction.

Hi, I'm Paolo Tiramani for Boxabl. And here, behind me, we can see the entire production line. We have one, two, three, four, five, six casitas on the production line. Today we are delivering two Boxabls for our military customer, the Department of Defense. Let's take a walk inside the very first casitas, number one and number two. Follow me.

Brilliant wide windows, blinds, plank flooring. We have this beautiful kitchen with a dishwasher, a microwave. Bathroom cabinets, towel holders. And look at this shower, absolutely fantastic. Really a very nice space. Full solid door, eight foot tall, great peephole, black hardware. Very, very nice indeed.

And we can see how the production line works. Excuse me, guys, hey everybody. Basically, as we go back in time during the build, you can see how the casita gets built up. This is an automotive production line. We had Porsche consulting come in for several sessions to help us set up the line just like an automobile factory.

How many were we making in the first month compared to now, and then where we're going?

Well, I don't think we had one done in the first month, but now we're at about one house every day.

The floor is in, the back walls are in, the cabinets are going in. As we go further back in time, we can see the Boxabl is deconstructing into less and less panels, and starting at the floor panel here.

Things are going really well. It's really exciting. We've actually only been in here manufacturing six or seven weeks now, and houses are going out the door. So, I think we're on about house 20 now. And we've hit a rate of about one house per day.

Hey everyone. My name is Galiano, I'm one of the founders of Boxabl. And I want to give you a quick update on the factory. Behind me, this is actually what a casita looks like when it's folded up and ready to ship. Let's go and bother some of these employees and see what they have to say about Boxabl.

Hello, Taylor.

Hello.

Hello Taylor, director of partnerships. What do you think about Boxabl?

I think it's a great revolutionary company that's going to change the way houses are built.

That was good. That was like almost as if you had rehearsed it.

Yeah.

Any other comments? What is it like to work here?

Oh my God. It feels like I'm working at Google, but like in the early days.

All right, I'll take that. That's an excellent compliment. Thank you.

All right. Follow me guys. This is the factory. This is actually the lunch break area where all of the labor employees hang out. And this is our garage of scooters, so scooters. This is all of our foam inventory here. The core of all the walls is made up of foam. It's a great material. It gives us tremendous energy, efficiency, and a whole bunch of other benefits. This is one of our CNC machines, really cool piece of equipment. What it's doing right now is, it's cutting the wallboard down to sides.

All right. Enough of that. Let's keep going. I also want to say a really big thank you to all of the investors and customers who had faith in us, because a lot of you guys started sending me money back when I just had a drawing and a website and you believed. And I hope I've done right by you by executing on everything we said we would do. Thank you.

If anyone wants to come visit us, please shoot us an email. We're doing tours every day. We have a full-time tour guide here because we have so many people just showing up to check things out. We're happy to show you the factory or the casita. We also have virtual tours available on our website now, so you can do a 3D walk-through of the whole entire building and the casita. If you want to come visit Boxabl, you'll be able to come tour this casita here. And hopefully, soon, we'll actually have a few more out here, maybe in some different configurations.

Some nights I actually just sleep in here because I don't want to spend the time to drive home. My wife and family's not happy about it, but I think it'll pay off for them eventually.

Behind this contemporary sliding glass wall, you will find a full size.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

among

Boxabl Inc.,
a Nevada corporation

and

EACH PERSON IDENTIFIED ON SCHEDULE A

dated effective as of

February 24, 2021

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

This Amended and Restated Stockholders Agreement (this "Agreement"), dated as of February 24, 2021 (the "Effective Date"), is entered into among Boxabl Inc., a Nevada corporation (the "Company"), each Person identified on Schedule A attached hereto (each, a "Current Stockholder" and collectively, the "Current Stockholders"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement by executing a Joinder Agreement (all such Persons, collectively with the Current Stockholders, the "Stockholders").

RECITALS

WHEREAS, the Company was originally organized as a Nevada limited liability company on December 2, 2017;

WHEREAS, on June 16, 2020, the Initial Stockholders caused the Company to be converted to a Nevada corporation for the purposes of continuing to conduct and operate the Business;

WHEREAS, on June 16, 2020, the Company entered into that certain Stockholders Agreement by and among the Company and certain stockholders party thereto (the "**Original Stockholders Agreement**"); and

WHEREAS, the Company and the Stockholders deem it in their best interests and in the best interests of the Company to (a) set forth in this Agreement their respective rights and obligations in connection with their investment in the Company, and (b) amend, restate, and replace in its entirety, the Original Stockholders Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

"Act" means Chapter 78 of the Nevada Revised Statutes, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"Affiliate" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" has the meaning set forth in the preamble.

"Applicable Law" means all applicable provisions of: (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Articles of Incorporation" means the articles of incorporation of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"Board" has the meaning set forth in Section 2.01(a).

"Business" means the design and manufacture of construction technology.

"Business Day" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Nevada are authorized or required to close.

"Bylaws" means the bylaws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"Company" has the meaning set forth in the preamble.

"Confidential Information" has the meaning set forth in Section 4.02(a).

"Corporate Opportunity" has the meaning set forth in Section 4.01.

"Current Stockholder" and "Current Stockholders" have the meanings set forth in the Preamble.

"Director" has the meaning set forth in Section 2.01(a).

"Drag Along Notice" has the meaning set forth in Section 3.03(b).

"Drag Along Right" has the meaning set forth in Section 3.03(a).

"Effective Date" has the meaning set forth in the preamble.

"Excluded Securities" means any Shares or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase Shares, or Shares issued to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the shares of stock, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) a share split, share dividend, or any similar recapitalization; or (f) any issuance of Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"Family Member" means with respect to any Stockholder that is an individual, such Stockholder's Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each such individuals.

"Financing Equity" means any Shares, warrants, or other similar rights to purchase Shares issued to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction providing debt financing to the Company.

"Fiscal Year" means the fiscal year of the Company fixed by resolution of the Board.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Galiano" means Galiano Tiramani, an individual resident of the State of Nevada and an Initial Stockholder of the Company.

"Government Approval" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from, or with any Governmental Authority, the giving of notice to, or registration with, any Governmental Authority, or any other action in respect of any Governmental Authority.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Governing Documents" means the Articles of Incorporation and the Bylaws.

"Initial Public Offering" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"Initial Stockholder" means each of Paolo and Galiano.

"Initial Stockholders" means, collectively, Paolo and Galiano.

"Joinder Agreement" means the joinder agreement in form and substance of Exhibit A attached hereto.

"Lien" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Marital Relationship" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"Non-Initial Stockholder" means each Stockholder, other than the Initial Stockholders, who acquires Shares of the Company and becomes a party to this Agreement after the Effective Date by executing a Joinder Agreement.

"Offered Shares" has the meaning set forth in Section 3.02(a).

"Offering Stockholder" has the meaning set forth in Section 3.02(a).

"Offering Stockholder Notice" has the meaning set forth in Section 3.02(b).

"Original Stockholders Agreement" has the meaning set forth in the recitals.

"Paolo" means Paolo Tiramani, an individual resident of the State of Nevada and an Initial Stockholder of the Company.

"Permitted Transferee" means (i) with respect to any Initial Stockholder that is an entity, any Affiliate of such Initial Stockholder; and (ii) with respect to any Initial Stockholder who is an individual: (a) any Family Member of such Initial Stockholder, (b) a trust under which the distribution of Shares may be made only to such Initial Stockholder or any Family Member of such Initial Stockholder, (c) a charitable remainder trust, the income from which will be paid to such Initial Stockholder during his or her life, (d) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Initial Stockholder or Family Members of such Initial Stockholder, or (e) such Initial Stockholder's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries by will or by the laws of intestate succession.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"Purchasing Stockholder" has the meaning set forth in Section 3.02(d).

"Related Party Agreement" means any agreement, arrangement, or understanding between the Company and any Stockholder or any Affiliate of a Stockholder or any Director, officer, or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"Remaining Stockholder" has the meaning set forth in Section 3.03(a).

"Representative" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"ROFR Notice" has the meaning set forth in Section 3.02(c).

"ROFR Notice Period" has the meaning set forth in Section 3.02(c).

"Secondary ROFR Notice Period" has the meaning set forth in Section 3.02(d).

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Selling Stockholder" has the meaning set forth in Section 3.03(a).

"Shares" means shares of authorized stock of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"Spousal Consent" has the meaning set forth in Section 7.19.

"Spouse" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"Stockholders" has the meaning set forth in the preamble.

"Subsidiary" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Supermajority Approval" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement: (a) the affirmative vote of Stockholders holding at least 60% of the issued and outstanding voting Shares; or (b) the written consent of the Stockholders holding at least 60% of the issued and outstanding voting Shares.

"Third Party Purchaser" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding Shares; and (b) is not a Permitted Transferee.

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

"Waived ROFR Transfer Period" has the meaning set forth in Section 3.02(f).

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01 Board of Directors.

(a) Subject to Section 2.02, the Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "Board") initially consisting of three (3) members (each, a "Director"). Following the date hereof, the number of Directors serving on the Board may increase or decrease from time to time in accordance with this Agreement.

(b) Subject to the other provisions of this Section 2.01(b), so long as: (i) Paolo owns any issued and outstanding voting Shares, he shall have the right to designate one Director; (ii) Galiano owns any issued and outstanding voting Shares, he shall have the right to designate one Director; and (iii) Paolo and Galiano each own any issued and outstanding voting Shares, Paolo and Galiano shall mutually agree upon and designate a third Director. Notwithstanding the foregoing, upon the Transfer (whether through one transaction or a series of transactions) by Paolo or Galiano of more than 50% of the issued and outstanding voting Shares that Paolo or Galiano (as applicable) owns as of (i) June 16, 2020, or (ii) the date of such Transfer, whichever is greater (the "Share Reference Date"), to one or more Permitted Transferees: (A) if such Transfer results in any Permitted Transferee owning more than 50% of the issued and outstanding voting Shares that Paolo or Galiano (as applicable) owns as of the Share Reference Date, then Paolo or Galiano (as applicable) shall be deemed to have automatically assigned (without further action or notice on the part of any Person) his portion of the foregoing Director-designation rights to such Permitted Transferee; and (B) if such Transfer does not result in any Permitted Transferee owning more than 50% of the issued and outstanding voting Shares that Paolo or Galiano (as applicable) owns as of the Share Reference Date, then, upon written notice to the Company, Paolo or Galiano (as applicable) may (but shall not be required to) (I) assign his portion of the foregoing Director-designation rights to any Permitted Transferee who receives voting Shares in connection with such Transfer or (II) terminate his portion of the foregoing Director-designation rights. For avoidance of doubt, if Paolo or Galiano (as applicable) elects not to transfer or terminate his portion of the foregoing Director-designation rights in connection with a Transfer of more than 50% (but not more than 50% to any one Permitted Transferee) of the issued and outstanding voting Shares that Paolo or Galiano (as applicable) owns as of the Share Transfer Date, to a Permitted Transferee (or if Paolo or Galiano (as applicable) does not notify the Company of his election to transfer or terminate his portion of such rights in connection with such a Transfer), then such Director-designation rights shall: (i) be retained by Paolo or Galiano (as applicable), if he continues to own any issued and outstanding voting Shares following such Transfer; or (ii) automatically cease, if Paolo or Galiano (as applicable) no longer owns any issued and outstanding voting Shares following such Transfer. For purposes of this Section 2.01, each reference to an "Initial Stockholder" shall be deemed to include any Permitted Transferee who succeeds to an Initial Stockholder's Director-designation rights in accordance with this Section 2.01(b). The Directors shall initially be those individuals identified on Schedule B hereto, and each Director shall hold office until the earlier to occur of: (i) the next annual stockholders' meeting at which time such Director's successor is designated by the Initial Stockholder that designated such Director as set forth in this Section 2.01(b); or (ii) such Director's term of office expires as set forth in this Section 2.01(b). In the event an Initial Stockholder ceases to own any issued and outstanding voting Shares, then (i) such Initial Stockholder shall cease to have the right to designate any Directors pursuant to this Section 2.01(b); (ii) the term of office of the Director designated exclusively by such Initial Stockholder shall expire; (iii) the Directors remaining in office shall decrease the size of the Board to eliminate the resulting Director vacancy; and (iv) the remaining Initial Stockholder shall thereafter have the right to appoint two (2) Directors so long as such remaining Initial Stockholder owns any issued and outstanding voting Shares.

(c) In the event a Non-Initial Stockholder acquires at least fifteen percent (15%) of the issued and outstanding voting Shares, then the Board shall be expanded by one (1) Director and such Non-Initial Stockholder ("Designating Stockholder") shall have the right to designate the new Director. Thereafter, in the event the Designating Stockholder ceases to own at least fifteen percent (15%) of the issued and outstanding voting Shares, then: (i) such Designating Stockholder shall cease to have the right to designate a Director pursuant to this Section 2.01(c); (ii) the term of office of the Director designated by such Designating Stockholder shall expire; and (iii) the Directors remaining in office shall decrease the size of the Board to eliminate the resulting Director vacancy.

(d) Each Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by an Initial Stockholder or a Designating Stockholder, as the case may be, pursuant to Section 2.01(b) and Section 2.01(c).

(e) Each Initial Stockholder and Designating Stockholder, as the case may be, shall have the right at any time to remove (with or without cause) any Director designated by such Stockholder for election to the Board and each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such Initial Stockholder or Designating Stockholder that such Initial Stockholder or Designating Stockholder desires to remove pursuant to this Section 2.01(e). Except as provided in the preceding sentence, unless an Initial Stockholder or Designating Stockholder otherwise consents in writing, no other Stockholder shall take any action to cause the removal of any Directors designated by such Initial Stockholder or Designating Stockholder.

(f) Subject to Section 2.01(b) and Section 2.01(c), in the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation, or removal pursuant to Section 2.01(e)), the Initial Stockholder or Designating Stockholder that designated such Director (or the Initial Stockholders that mutually agreed upon such Director in accordance with Section 2.01(b)) shall have the right to designate a different individual to replace such Director and each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board such individual designated by such Initial Stockholder or Designating Stockholder, as the case may be.

(g) The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Governing Documents, and Applicable Law, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time.

Section 2.02 Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Law, including the Act, without Supermajority Approval, the Company shall not, and shall not enter into any commitment to:

(a) amend, modify, restate, or waive any provisions of the Articles of Incorporation or Bylaws;

(b) (i) make any material change to the nature of the Business conducted by the Company; or (ii) enter into any business other than the Business;

(c) enter into or effect any transaction or series of related transactions involving the repurchase, redemption, or other acquisition of Shares from any Person, in each case, other than any Excluded Securities approved in accordance with the terms of this Agreement or as otherwise contemplated by the terms of this Agreement;

(d) incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $500,000 in a single transaction or series of related transactions, or in excess of $1,000,000 in the aggregate at any time outstanding;

(e) make any loan or advance to, or a capital contribution or investment in, any Person in excess of $500,000;

(f) appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(g) enter into, amend in any material respect, waive, or terminate any Related Party Agreement other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party;

(h) enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of shares of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(i) enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of shares of stock, or sale of assets) by the Company of any assets, individually or cumulatively, having a value in excess of $1,000,000, other than sales of inventory in the ordinary course of business consistent with past practice;

(j) establish a Subsidiary or enter into any joint venture or similar business arrangement;

(k) enter into or amend any material term of: (i) any employment agreement or arrangement with any senior employee of the Company; (ii) the compensation (including salary, bonus, deferred compensation, or otherwise) or benefits of any senior employee of the Company; (iii) any stock option, employee stock purchase, or similar equity-based plans; (iv) any benefit, severance, or other similar plan; or (v) any annual bonus plan or any management equity plan;

(l) settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability with a value in excess of $500,000 or agree to the provision of any equitable relief by the Company;

(m) elect or remove (with or without cause) any officer of the Company;

(n) initiate or consummate an Initial Public Offering or make a public offering and sale of Shares or any other securities;

(o) make any investments in any other Person in excess of $500,000; or

(p) wind up, dissolve, liquidate, or terminate the Company or initiate a bankruptcy proceeding involving the Company.

Section 2.03 Subsidiaries. With respect to any Subsidiary of the Company that is established in accordance with the terms of this Agreement, the Initial Stockholders shall have the same management, voting, and board of director representation rights with respect to such Subsidiary as the Initial Stockholders have with respect to the Company. The Initial Stockholders shall, and shall cause their Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01 General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 3.01(b) or in accordance with the procedures described in Section 3.02 or Article IV, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares.

(b) The provisions of Section 3.01(a) and Section 3.02 shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

(i) to a Permitted Transferee; or

(ii) pursuant to a merger, consolidation, or other business combination of the Company with a Third Party Purchaser that has been approved in compliance with Section 2.02(i) or Section 2.02(p).

(c) In addition to any legends required by Applicable Law, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER."

(d) Prior notice shall be given to the Company by a Stockholder of any proposed Transfer of Shares, including a Transfer to a Permitted Transferee. Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares, except as permitted under Section 3.01(b), without the prior written approval of the Board. Prior to consummation of any Transfer by any Stockholder of any of its Shares, including a Transfer to a Permitted Transferee, such Stockholder shall cause: (i) any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement in which such transferee agrees to be bound by the terms and conditions of this Agreement; and (ii) if the transferee is an individual, any Spouse of such transferee to execute and deliver to the Company a Spousal Consent. Upon any Transfer of Shares by any Stockholder, in accordance with this Section 3.01(d) and the other terms of this Agreement, the transferee thereof (including a Permitted Transferee) shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e) Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares (including any Transfer to a Permitted Transferee): (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the

Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f) Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Shares for all purposes of this Agreement and the Governing Documents of the Company.

(g) This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 3.02 Right of First Refusal.

(a) If at any time a Non-Initial Stockholder (such Non-Initial Stockholder, for purposes of this Section 3.02, an "Offering Stockholder") receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Shares (the "Offered Shares") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section 3.01(b)), then the Offering Stockholder must first make an offering of the Offered Shares to the Company and then to the Initial Stockholders in accordance with the provisions of this Section 3.02.

(b) The Offering Stockholder shall, within five (5) Business Days of receipt of the offer from the Third Party Purchaser, give written notice (the "Offering Stockholder Notice") to the Company stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i) the number of Offered Shares to be Transferred by the Offering Stockholder;

(ii) the name of the Third Party Purchaser;

(iii) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the Offering Stockholder Notice is sent to the Company.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the Company, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c) Upon receipt of the Offering Stockholder Notice, the Company shall have ten (10) Business Days (the "ROFR Notice Period") to elect to redeem all (but not less than all) of the Offered Shares by delivering a written notice (a "ROFR Notice") to the Offering Stockholder stating that it offers to redeem such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the Company.

(d) If the Company affirmatively declines or fails to elect to redeem the Offered Shares within the ROFR Notice Period as provided in Section 3.02(c), then the Offering Stockholder shall promptly deliver the Offering Stockholder Notice to the Initial Stockholders. Upon receipt of the Offering Stockholder Notice, each Initial Stockholder shall have ten (10) Business Days (the "Secondary ROFR Notice Period") to elect to purchase all (but not less than all) of the Offered Shares by delivering a ROFR Notice to the Offering Stockholder and the Company stating that it offers to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable Initial Stockholder. If more than one Initial Stockholder delivers a ROFR Notice, each such Stockholder (the "Purchasing Stockholder") shall be allocated its pro-rata portion of the Offered Shares, which shall be based on the proportion of the number of Shares such Purchasing Stockholder owns relative to the total number of Shares owed by all of the Purchasing Stockholders.

(e) If an Initial Stockholder does not deliver a ROFR Notice during the Secondary ROFR Notice Period, then such Initial Stockholder shall be deemed to have waived all of such Initial Stockholder's rights to purchase the Offered Shares under this Section 3.02, and the Offering Stockholder shall thereafter, subject to the rights of any Purchasing Stockholder and compliance with Section 3.01(d) and Section 3.01(e), be free to sell the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice.

(f) If no Initial Stockholder delivers a ROFR Notice during the Secondary ROFR Notice Period, then Offering Stockholder may, during the sixty (60) day period immediately following the expiration of the Secondary ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) days following expiration of the Secondary ROFR Notice Period to the extent reasonably necessary to obtain any required Government Approvals (the "Waived ROFR Transfer Period"), and subject to compliance with Section 3.01(d) and Section 3.01(e), Transfer all of the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period or, if applicable, within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice to the Company and the Initial Stockholders in accordance with, and otherwise complies with, this Section 3.02.

(g) By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each Initial Stockholder that: (i) the Offering Stockholder has full right, title, and interest in and to the Offered Shares; (ii) the Offering

Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(h) Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(i) At the closing of any Transfer pursuant to this Section 3.02, the Offering Stockholder shall deliver to the Company or the Purchasing Stockholders, as the case may be, a certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company or such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

Section 3.03 Drag-Along.

(a) If one or more Stockholders (each, a "Selling Stockholder") intend to sell, in one transaction or a series of transactions, Shares to a Third Party Purchaser, after complying with Sections 3.01 and 3.02, as applicable, that constitute in the aggregate more than 50% of the Company's total outstanding Shares, and it is a condition of the Third Party Purchaser for the completion of such sale that such Third Party Purchaser purchase all of the Company's issued and outstanding Shares, then the Selling Stockholder(s) shall have the right (the "Drag-Along Right") to require each other Stockholder (each, a "Remaining Stockholder") to sell all, but not less than all of its Shares to the Third Party Purchaser on the same terms and conditions, *mutatis mutandis*, as are applicable to the sale by the Selling Stockholder(s) of all of its/their Shares to the Third Party Purchaser and otherwise in accordance with the following provisions:

(b) The Drag-Along Right may only be exercised by written notice (the "Drag Along Notice") from the Selling Stockholder(s) and the Third Party Purchaser to the Remaining Stockholders.

(c) The Drag-Along Notice shall:

(i) state the name of the Third Party Purchaser, the name of each Selling Stockholder and the number of Shares of each Selling Stockholder being sold, the purchase price for the Shares being sold (expressed and payable in United States funds on a per-Share basis) and the time, date and place of completion of the sale and purchase of such Shares;

(ii) include written confirmation from the Third Party Purchaser that it is a condition of the completion of such purchase and sale that the Third Party Purchaser purchase all of the Company's issued and outstanding Shares; and

(iii) be given no later than 30 days before the date fixed for completion of the sale by the Selling Stockholder(s) of its/their Shares to the Third Party Purchaser.

(d) The delivery of the Drag-Along Notice to a Remaining Stockholder shall constitute an irrevocable and binding obligation of the Remaining Stockholder to sell, and the Third Party Purchaser to purchase, all of the Remaining Stockholder's Shares on the same terms and conditions, *mutatis mutandis*, as are applicable to the sale by the Selling Stockholder(s) of its/their Shares to the Third Party Purchaser and on such other applicable terms and conditions as set forth in this Section 3.03.

(e) Notwithstanding the forgoing provisions of this Section 3.03, any Remaining Stockholder who is not a director, officer, or management-level employee of the Company (or an Affiliate of such a Person) shall only be obligated to make individual representations and warranties with respect to such Remaining Stockholder's title to and ownership of such Remaining Stockholder's Shares, authorization, execution and delivery of relevant documents, enforceability of such documents against such Remaining Stockholder, and other matters directly relating to such Remaining Stockholder, but not with respect to any of the foregoing with respect to Shares owned by the Selling Stockholder(s); provided, further, that all representations, warranties, covenants and indemnities shall be made by each Selling Stockholder(s) and each Remaining Stockholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by each Selling Stockholder and each Remaining Stockholder, in each case in an amount not to exceed the aggregate proceeds received by each Selling Stockholder and each such Remaining Stockholder in connection with the sale of Shares.

(f) At or before the time of completion of the sale of the Shares of each Remaining Stockholder to the Third Party Purchaser, each such Remaining Stockholder shall (i) cause to be discharged any and all Liens against its Shares, and (ii) execute and deliver to the Third Party Purchaser, against payment for such Shares, all stock certificates representing such Shares, duly endorsed for transfer or with duly executed stock powers or other assignment forms attached.

(g) Effective upon a Remaining Stockholder failing at the prescribed time to complete a sale of its Shares to a Third Party Purchaser, as described in Section 3.03(f), such Remaining Stockholder hereby irrevocably appoints the Secretary of the Company or, in the Secretary's absence or failure to act, any other officer of the Company as attorney and agent for, and in the name and on behalf of, such Remaining Stockholder to execute and deliver to the Third Party Purchaser a stock power or other assignment form and all such other agreements, instruments and documents as such Third Party Purchaser may reasonably require to effectuate the sale to it of the Shares of such Remaining Stockholder, and such Remaining Stockholder hereby ratifies and confirms all that the Secretary or such other officer of the Company may lawfully do or cause to be done by virtue of his/her appointment herein as the attorney and agent for such Remaining Stockholder for the limited purposes set forth in this Section 3.03(g). The foregoing power of attorney is coupled with an interest and may not be revoked in any manner or for any reason. Any out-of-pocket costs incurred by any Company officer in taking any such authorized actions in his/her capacity as attorney and agent for such Remaining Stockholder (including legal and other professional fees and amounts paid to creditors holding Liens in or over the Shares of such Remaining Stockholder) shall be for the sole account of such Remaining Stockholder, and shall be deducted from the purchase price payable to such Remaining Stockholder for its Shares.

ARTICLE IV
CORPORATE OPPORTUNITIES AND CONFIDENTIALITY

Section 4.01 Corporate Opportunities. Except as otherwise provided in the second sentence of this Section 4.01: (a) no Stockholder or any of its Permitted Transferees or any of their respective Representatives shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company in which the Company may, but for the provisions of this Section 4.01, have an interest or expectancy (a "Corporate Opportunity"); and (b) no Stockholder or any of its Permitted Transferees or any of their respective Representatives (even if such Person is also an officer or Director of the Company) shall be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Permitted Transferees or directs, sells, assigns, or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; provided, that the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer or Director of the Company (whether or not such individual is also a Director or officer of a Stockholder) if such opportunity is expressly offered to such Person in his or her capacity as an officer or Director of the Company. The Stockholders hereby recognize that the Company reserves such rights.

Section 4.02 Confidentiality.

(a) Each Stockholder acknowledges that during the term of this Agreement, it may have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "Confidential Information"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to Competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, each Stockholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than solely for the purposes of such Stockholder monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 4.02(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 4.02 as if a Stockholder before receiving such Confidential Information; or (vii) to any Permitted Transferee of such Stockholder in connection with a potential Transfer of Shares from such Stockholder, as long as such Permitted Transferee agrees in writing to be bound by the provisions of this Section 4.02 as if a Stockholder before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 4.02(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Stockholders, or any of their respective Representatives, provided, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Stockholder under this Section 4.02 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Stockholder's Transfer of its Shares.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a) For each such Stockholder that is not an individual, such Stockholder is duly organized, validly existing, and in good standing under the laws of its state of formation.

(b) Such Stockholder has full capacity and, for each such Stockholder that is not an individual, power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each such Stockholder that is not an individual, the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby require no action by, or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery, and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Applicable Law; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Except for this Agreement (and the Original Stockholders Agreement, if such Stockholder was a party thereto, and which agreement is being amended and replaced by this Agreement), such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE VI
TERM AND TERMINATION

Section 6.01 Termination. This Agreement shall terminate upon the earliest of:

(a) the consummation of an Initial Public Offering;

(b) the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the Nasdaq Stock Market, the New York Stock Exchange, or another national securities exchange;

(c) the date on which none of the Stockholders holds any Shares;

(d) the termination, dissolution, liquidation, or winding up of the Company; or

(e) the agreement of the Stockholders holding all of the issued and outstanding Shares, acting together and by written instrument.

Section 6.02 Effect of Termination.

(a) The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i) the existence of the Company;

(ii) the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii) the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv) the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b) The following provisions shall survive the termination of this Agreement: Section 4.02 (as and to the extent provided in Section 4.02(d)), this Section 6.02, Section 7.04, Section 7.12, Section 7.13, Section 7.14, Section 7.15, Section 7.16, and Section 7.17.

ARTICLE VII
MISCELLANEOUS

Section 7.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 7.03 Release of Liability. In the event any Stockholder Transfers all the Shares held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 7.04 Notices.

(a) All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b) Such communications in Section 7.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.04):

(i) if to the Company, at its principal office address;

(ii) if to a Stockholder, at the address set forth on Schedule A attached hereto;

(iii) if to a Permitted Transferee of Shares or any other Stockholder other than the Current Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 7.04, at such party's last known address; and

(iv) if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 7.05 Preparation of Document; Independent Counsel. Each party to this Agreement has read this Agreement and acknowledges that:

(a) Snell & Wilmer L.L.P. has only represented Paolo with respect to the negotiation and preparation of this Agreement, and has not represented any other Stockholder or the Company with respect to such matters or any other matter;

(b) each Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c) this Agreement may have significant legal, financial planning, and/or tax consequences to each Stockholder;

(d) each Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e) Snell & Wilmer L.L.P. has made no representations to any Stockholder (other than Paolo) or the Company regarding such consequences.

Section 7.06 Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.07 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.08 Entire Agreement. This Agreement and the Governing Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Governing Document, the Stockholders and the Company shall, to the extent permitted by Applicable Law, amend such Governing Document to comply with the terms of this Agreement.

Section 7.09 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 7.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.11 Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders by Supermajority Approval. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder.

Section 7.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 7.13 Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction).

Section 7.14 Submission to Jurisdiction.

(a) The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the Eighth Judicial District Court of Clark County, Nevada (or, if the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such suit, action, or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor, and in the event that no state district court in the State of Nevada has jurisdiction over any such suit, action, or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Nevada.

(b) Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 7.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 7.15 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY

APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.16 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 7.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 7.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.19 Spousal Consent. Each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B hereto (a "Spousal Consent"), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within fifteen (15) days thereof.

Section 7.20 Stockholders Schedule. As of the date hereof, each Stockholder owns the number, class, and percentage of the issued and outstanding Shares set forth opposite such Stockholder's name on Schedule A hereto. After the date hereof, the Company shall update Schedule A from time to time to reflect any additional Shares issued by the Company and the Transfer of any Shares in accordance with this Agreement.

[signature(s) on following page(s)]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY:

BOXABL INC.,
a Nevada corporation

By: ______________________________
Name: Paolo Tiramani
Title: President

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of as the Effective Date.

STOCKHOLDERS: (only complete one signature block—either "individual" or "entity")

INDIVIDUAL:

____

Name of Stockholder (print or type)

____

Signature of Stockholder

Date: ______________________________

CORPORATION, LLC, PARTNERSHIP, TRUST OR OTHER ENTITY:

The Paolo Tiramani 2020 Family Gift Trust under trust instrument dated July 20, 2020

Name of Stockholder (print or type)

By: ______________________________

Signature of Stockholder

Name: Galiano Tiramani

Title: Trustee

Date: ______________________________

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of as the Effective Date.

STOCKHOLDERS: (only complete one signature block—either "individual" or "entity")

INDIVIDUAL:

____

Name of Stockholder (print or type)

____

Signature of Stockholder

Date: ______________________________

CORPORATION, LLC, PARTNERSHIP, TRUST OR OTHER ENTITY:

The Galiano Tiramani 2020 Family Gift Trust under trust instrument dated July 20, 2020

Name of Stockholder (print or type)

By: [signature]

Signature of Stockholder

Name: Paolo Tiramani

Title: Trustee

Date: [signature]

SCHEDULE A

STOCKHOLDERS

(see attached)

SCHEDULE B

<u>DIRECTORS</u>

Designating Stockholder	Director
Paolo Tiramani	Paolo Tiramani 6120 N. Hollywood Blvd. Suite 104 Las Vegas, NV 89115
Galiano Tiramani	Galiano Tiramani 6120 N. Hollywood Blvd. Suite 104 Las Vegas, NV 89115
Mutually Agreed Upon by the Initial Stockholders	Hamid Farooznia 6120 N. Hollywood Blvd. Suite 104 Las Vegas, NV 89115

EXHIBIT A

FORM OF JOINDER AGREEMENT

The undersigned hereby agrees, effective as of ____________, 20___ to become a party to and be bound by that certain Amended and Restated Stockholders Agreement (as it may be amended or restated hereafter and from time to time, the "Agreement") dated as of February 24, 2021, by and among Boxabl Inc., a Nevada corporation (the "Company"), and the other parties named therein, and for all purposes of the Agreement, the undersigned shall be included within the term "Stockholder" (as defined in the Agreement). The address to which notices may be sent to the undersigned is as follows:

Address for notices:

____

____

____

____

Name:

EXHIBIT B

FORM OF SPOUSAL CONSENT

The undersigned is the spouse of ____________________, a Stockholder of Boxabl Inc., a Nevada corporation (the "Company"), and acknowledges that the undersigned has read the Amended and Restated Stockholders Agreement of the Company dated as of February 24, 2021 (as it may be amended or restated hereafter and from time to time, the "Agreement"), and understands its provisions. Initially capitalized terms used but not defined in this Spousal Consent have the respective meanings given to them in the Agreement.

The undersigned is aware that, pursuant to the provisions of the Agreement, the undersigned and the undersigned's spouse have agreed to sell or transfer all of the Shares in the Company in which the undersigned has a direct or beneficial interest, including any community property interest, in accordance with the terms and provisions of the Agreement.

The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, all provisions relating to the sale, purchase, redemption and other Transfer of Shares and the restrictions on the Transfer thereof.

If the undersigned predeceases the undersigned's spouse when the undersigned's spouse directly or indirectly owns or controls any Shares, the undersigned agrees not to devise or bequeath whatever community property interest or quasi-community property interest the undersigned may have in such Shares in contravention of the intent and express provisions of the Agreement.

DATED this ____ day of ______________, 20___.

____
Signature

____
Print Name